FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	**0001021913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 15, 2005, Encore Credit Receivables Trust 2005-1, Asset Backed Notes, Series 2005-1	**333-118926**

Name of Person Filing the Document
(If Other than the Registrant)


05047868

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________________
Name: Ruben Avilez
Title: Vice President

Dated: March 16, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$1,600,000,000
(Approximate)

CWABS, Inc.

Depositor

ENCORE CREDIT RECEIVABLES TRUST 2005-1

ECC Capital Corporation

Seller

Countrywide Home Loans Servicing LP
Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: March 7, 2005*

$1,600,000,000 (Approximate)
Encore Credit Receivables Trust 2005-1

Class (1)(2)(3)	Principal Balance (4)	WAL (Years) Call/Mat (5)	Payment Window (Mos) Call/Mat(5)	Expected Ratings (S&P/Moodys) (6)	Maturity Date	Certificate Type
1-A-1	$501,581,000	2.12 / 2.34	1 - 73 / 1 - 185	AAA/Aaa	Jul 2035	Floating Rate Super Senior
1-A-2	125,395,000	2.12 / 2.34	1 - 73 / 1 - 185	AAA/Aaa	Jul 2035	Floating Rate Senior Mezzanine
2-A-1	381,522,000	1.00 / 1.00	1 - 24 / 1 - 24	AAA/Aaa	Apr 2027	Floating Rate Senior
2-A-2	292,638,000	3.00 / 3.09	24 - 73 / 24 - 99	AAA/Aaa	Feb 2035	Floating Rate Senior
2-A-3	25,264,000	6.02 / 10.77	73 - 73 / 99 - 183	AAA/Aaa	Jul 2035	Floating Rate Senior
M-1	60,000,000	4.68 / 5.20	48 - 73 / 48 - 147	AA+/Aa1	Jun 2035	Floating Rate Mezzanine
M-2	52,800,000	4.43 / 4.92	44 - 73 / 44 - 138	AA/Aa2	Jun 2035	Floating Rate Mezzanine
M-3	33,600,000	4.30 / 4.76	42 - 73 / 42 - 129	AA-/Aa3	May 2035	Floating Rate Mezzanine
M-4	28,000,000	4.24 / 4.66	40 - 73 / 40 - 121	A+/A1	May 2035	Floating Rate Mezzanine
M-5	28,000,000	4.18 / 4.56	39 - 73 / 39 - 113	A/A2	Apr 2035	Floating Rate Mezzanine
M-6	22,400,000	4.15 / 4.45	38 - 73 / 38 - 103	A-/A3	Feb 2035	Floating Rate Mezzanine
M-7	19,200,000	4.11 / 4.31	38 - 73 / 38 - 93	BBB+/Baa1	Jan 2035	Floating Rate Mezzanine
M-8	13,600,000	4.10 / 4.15	37 - 73 / 37 - 81	BBB/Baa2	Oct 2034	Floating Rate Mezzanine
B	16,000,000	3.83 / 3.83	37 - 70 / 37 - 70	BBB-/Baa3	Jun 2034	Floating Rate Mezzanine
Total:	$1,600,000,000					

(1) *The Class 1-A-1 and Class 1-A-2 Notes (collectively, the "**Class 1-A Notes**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes (collectively, the "**Class 2-A Notes**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Notes and Class 2-A Notes are referred to herein as the "**Senior Notes.**" Under certain conditions referred to under "Priority of Payments," cashflows from one loan group may be used to make certain payments to the Senior Note(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes (collectively, the "**Subordinate Notes**") are backed by the cashflows from all of the Mortgage Loans.*
(2) *The Offered Notes are subject to a cap equal to the lesser of (i) 12.00% per annum and (ii) the Available Funds Rate.*
(3) *The margins on the Senior Notes and the Subordinate Notes will be equal to 2.0x and 1.5x, respectively, of their initial margin after the Clean-up Call date.*
(4) *The principal balance of each Class of Notes is subject to a 10% variance.*
(5) *See "Pricing Prepayment Speed" below.*
(6) *Rating Agency Contacts: Standard and Poor's, Wioletta Frankowicz (212) 915-8743; Moody's, Andrew Hayford (212) 438-2412.*

Issuer: Encore Credit Receivables Trust 2005-1.

Depositor: CWABS, Inc.

Seller: ECC Capital Corporation.

Originator: Encore Credit Corp.

Master Servicer: Countrywide Home Loans Servicing LP.

Servicer: ECC Capital Corporation.

Sub-Servicer: Option One Mortgage Corporation.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Wachovia Capital Markets, LLC (Co-Lead Manager).

Indenture Trustee/ Custodian: The Bank of New York, a New York banking corporation.

Owner Trustee:	Wilmington Trust Company.
Offered Notes:	The Senior Notes and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes are together referred to herein as the "***Offered Notes.***"
Owner Trust Certificates:	The Issuer will issue ownership certificates, the "Owner Trust Certificates," to the Depositor. The Owner Trust Certificates will not be offered.
Federal Tax Status:	It is anticipated that the Offered Notes will represent debt interests for tax purposes.
Registration:	The Offered Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	February 1, 2005.
Cut-off Date:	As to any Mortgage Loan delivered on the Closing Date, the later of February 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	March [8], 2005.
Expected Closing Date:	March 18, 2005.
Expected Settlement Date:	March 18, 2005.
Payment Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2005.
Accrued Interest:	The price to be paid by investors for the Offered Notes will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	For each Payment Date, the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Senior Notes and the Subordinate Notes are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Senior Notes, the Class M-1, Class M-2 and Class M-3 Notes will constitute "mortgage related securities" for the purposes of SMMEA. The remaining offered Notes will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call ("***Clean-up Call***"), which may be exercised by the holder of the Owner Trust Certificates once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the Group 1 Original Pre-Funded Amount, the Group 2 Original Pre-funded Amount and the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (such sum, the "***Cut-off Date Balance***").

Pricing Prepayment Speed: The Senior Notes and the Subordinate Notes will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

2/28 Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 24, increasing to and remaining constant at 60% CPR from month 25 until month 28, in month 29 decreasing 1/11th of 28%CPR for each month to 32% CPR in month 40 and remaining constant at 32% CPR from month 41 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

3/27 Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 36, increasing to and remaining constant at 60% CPR from month 37 until month 40, in month 41 decreasing 1/11th of 28%CPR for each month to 32% CPR in month 52 and remaining constant at 32% CPR from month 53 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of fixed and adjustable rate first lien Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the "**Mortgage Pool**"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans in the Statistical Pool was approximately $1,198,563,316 of which: (i) approximately $566,548,522 were conforming balance adjustable rate mortgage loans and fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $632,014,794 were adjustable rate mortgage loans and fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Group 1 Original Pre-Funded Amount: A deposit of not more than $189,075,875.95 (the "***Group 1 Original Pre-Funded Amount***") will be made to a pre-funding account (the "***Group 1 Pre-Funding Account***") on the Closing Date. From the Closing Date to no later than May 31, 2005 (the "***Funding Period***"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "***Group 1 Subsequent Mortgage Loans***"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be paid, as a prepayment of principal on the Class 1-A Notes on the immediately following Payment Date. On the Closing Date, the Depositor will deliver a cash amount as specified in the Indenture to the Indenture Trustee for deposit into an interest coverage account with respect to each loan group to cover shortfalls in the amount of interest generated by the related assets in the trust attributable to the pre-funding feature.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $210,924,124.06 (the "***Group 2 Original Pre-Funded Amount***") will be made to a pre-funding account (the "***Group 2 Pre-Funding Account***" and together with the Group 1 Pre-Funding Account, the "***Pre-Funding Accounts***") on the Closing Date. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "***Group 2 Subsequent Mortgage Loans***"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be paid, as a prepayment of principal on the Class 2-A Notes on the immediately following Payment Date. On the Closing Date, the Depositor will deliver a cash amount as specified in the Indenture to the Indenture Trustee for deposit into an interest coverage account with respect to each loan group to cover shortfalls in the amount of interest generated by the related assets in the trust attributable to the pre-funding feature.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the master servicing fee and (c) the trustee fee rate (such sum, the "***Expense Fee Rate***"). The servicing fee rate will initially be 0.50%. However, the Seller will retain a senior servicing strip of 0.25% from the servicing fee rate which will be payable to any successor subservicer in the event Option One is terminated as subservicer.

Note Rate: The Note Rate on the Offered Notes for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Clean-up Call is not exercised, as described above), (b) the Available Funds Rate, and (c) Maximum Note Rate.

Available Funds Rate: With respect to any Payment Date, a per annum rate equal to the sum of (A) the product of (i) 30 divided by the actual number of days in the related Interest Accrual Period (ii) the aggregate principal balance of the Mortgage Loans as of the end of the related Due Period, divided by aggregate note principal balance of the Offered Notes immediately prior to such Payment Date, and (iii) the weighted average of the Adjusted Net Mortgage Rates on the Mortgage Loans for the related Due Period, weighted on the basis of the principal balances thereof as of the end of the related Due Period (after giving effect to principal prepayments in the related Prepayment Period), (B) the product of (i) 360 divided by the actual number of days in the related Interest Accrual Period and (ii) the amount of interest earned on amounts on deposit in the Pre-Funding Accounts from the prior Payment Date to the current Payment Date, divided by the aggregate note principal balance of the Offered Notes immediately prior to such Payment date and (C) the product of (i) 360 divided by the actual number of days in the related Interest Accrual Period and (ii) the sum (1) any Net Swap Payments payable to the trust by the Swap Provider under the Swap Agreement for such Payment Date and (2) any amount payable under the Cap Contract for such Payment Date, divided by the aggregate note principal balance of the Offered Notes immediately prior to such Payment date, minus (D) a per annum rate, equal to the product of (i) 360 divided by the actual number of days in the Interest Accrual Period and (ii) the sum of any Net Swap Payments and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default or certain termination events with respect to the Swap Provider) payable by the trust under the Swap Agreement for such Payment Date, divided by the aggregate note principal balance of the Offered Notes immediately prior to such Payment Date.

Net Rate Carryover:	The "**Net Rate Carryover**" for a Class of Offered Notes on any Payment Date, is the excess of: (1) the amount of interest that such Class would have accrued for such Payment Date had the Note Rate for that Class not been calculated based on the lesser of the Maximum Note Rate or the Available Funds Rate, over (2) the amount of interest accrued on such Class for such Payment Date based on the lesser of the Maximum Note Rate or the Available Funds Rate, as applicable, plus, on any Payment Date, the unpaid portion of any such excess from prior Payment Dates (and interest accrued thereon at the then applicable Note Rate, without giving effect to the Maximum Note Rate or the Available Funds Rate, as applicable).

The "**Interest Carry Forward Amount**" with respect to each Class of Offered Notes and each Payment Date is the excess of: (a) Current Interest for such Class with respect to prior Payment Dates, over (b) the amount actually distributed to such Class with respect to interest on such prior Payment Dates.

The "**Maximum Note Rate**" for each Payment Date will be 12.00%.

Cap Contracts:

The trust will include one Cap Contract for the benefit of the (i) Class 1-A Notes, (ii) Class 2-A Notes and (iii) Subordinate Notes (the "***Cap Contract***"). After the Closing Date, the notional amount of the Cap Contract will amortize down pursuant to the amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Offered Notes. With respect to each Payment Date, payments received on the Cap Contract will be included in interest funds for that Payment Date.

Swap Agreement:

On the Closing Date, the trust will include a Swap Agreement with an initial notional amount of $840,000,000. Under the Swap Agreement, the trust shall be obligated to pay an amount equal to [4.210%] per annum on a notional amount equal to the lesser of (i) the scheduled notional balance as set forth in the Swap Agreement and (ii) the aggregate principal balance of the offered notes, to the Swap Provider (the "***Fixed Swap Payment***") and the trust will be entitled to receive an amount equal to 1 Month LIBOR% per annum on a notional amount equal to the lesser of (i) the scheduled notional balance as set forth in the Swap Agreement and (ii) the aggregate principal balance of the offered notes, to the Swap Provider (the "Floating Swap Payment"), on each Payment Date, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("***Net Swap Payment***"). [See the attached schedule.] Any Net Swap Payment paid by the Swap Provider to the trust will be included in interest funds for that Payment Date. Any Net Swap Payment paid by the trust will reduce the amount of interest funds for that Payment Date.

Upon early termination of the Swap Agreement, the trust or the Swap Provider may be liable to make a termination payment (the "***Swap Termination Payment***") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. Notwithstanding the other provisions in these materials, in the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Payment Date, and on any subsequent Payment Dates until paid in full, prior to payments to Noteholders from interest funds or principal funds (other than certain swap termination payments resulting from an event of default or certain termination events with respect to the swap provider, which swap termination payments will be subordinated to all payments to Noteholders).

Credit Enhancement:

The trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Notes, as the case may be:

1) Subordination
2) Overcollateralization and
3) Excess Cashflow

Class	S&P/ Moodys	Pre-Stepdown Subordination (after initial O/C target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	18.40%	36.80%
2-A	AAA/Aaa	18.40%	36.80%
M-1	AA+/Aa1	14.65%	29.30%
M-2	AA/Aa2	11.35%	22.70%
M-3	AA-/Aa3	9.25%	18.50%
M-4	A+/A1	7.50%	15.00%
M-5	A/A2	5.75%	11.50%
M-6	A-/A3	4.35%	8.70%
M-7	BBB+/Baa1	3.15%	6.30%
M-8	BBB/Baa2	2.30%	4.60%
B	BBB-/Baa3	1.30%	2.60%

(1) Initial O/C at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Notes will be subordinate to, and provide credit support for, the Senior Notes. Among the Subordinate Notes, each Subordinate Notes will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Notes will provide additional subordination to the Class 1-A-1 Notes, to the extent described under *"Allocation of Losses"* below.

Overcollateralization:

Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow, if any, and then by Overcollateralization. In the event that the Overcollateralization is not at its target or is reduced, Excess Cashflow will be directed to pay principal on the offered Notes, resulting in the limited acceleration of the Notes relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches or is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses again. On the closing date, the amount of Overcollateralization will be zero.

Overcollateralization Target:

On or after the Closing Date and on each Payment Date prior to and including June 2005, zero, and on or after the Payment in July 2005 and on each Payment Date prior to the Stepdown Date, the Overcollateralization Target will be equal to 1.30% of the Cut-off Date Balance.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 2.60% of the aggregate principal balance of the Mortgage Loans for the related Payment Date, subject to a floor of 0.50% (the "***O/C Floor***") of the Cut-off Date Balance; provided, however, that if a Trigger Event (as described herein) is in effect on the related Payment Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Payment Date immediately preceding the Payment Date on which such Trigger Event is in effect.

Excess Cashflow:

"***Excess Cashflow***" for any Payment Date will be equal to the available funds remaining after interest and principal payments as described under "Notes Priority of Payments."

Trigger Event:

A "***Trigger Event***" will be in effect on a Payment Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Payment Date.

Delinquency Trigger:

With respect to the Notes, a "***Delinquency Trigger***" will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [TBD]% of the Senior Enhancement Percentage. As used above, the "Senior Enhancement Percentage" with respect to any Payment Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate principal balance of the Mortgage Loans for the preceding Payment Date, plus any remaining Group 1 and Group 2 Pre-Funded Amounts, over (ii) the sum of (1) the aggregate principal balance of the most senior class or classes of Notes as of the day immediately preceding the related Payment Date and (2) the amount of Overcollateralization, and the denominator of which is equal to (b) the aggregate principal balance of the Mortgage Loans for the preceding Payment Date, plus any remaining Group 1 and Group 2 Pre-Funded Amounts.

Cumulative Loss Trigger: With respect to the Notes, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to March 2008, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to March 2009, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to March 2010, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Group 1 Sequential Trigger Event: A Group 1 Sequential Trigger Event is in effect on any Payment Date if, before the 37th Payment Date, the aggregate amount of Realized Losses on the Mortgage Loans divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount exceeds [TBD]%, or if, on or after the 37th Payment Date, a Trigger Event is in effect.

Stepdown Date: The earlier to occur of:

(i) the Payment Date on which the aggregate principal balance of the Senior Notes is reduced to zero; and

(ii) the later to occur of:

a. the Payment Date in March 2008.
b. the first Payment Date on which the aggregate principal balance of the Senior Notes is less than or equal to 63.20% of the aggregate principal balance of the Mortgage Loans for such Payment Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Notes, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Notes, in that order, in each case until the respective principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Notes until the principal balance of that class is reduced to zero.

Notes Priority of Payments: Available funds from the Mortgage Loans amounts payable to the trust from the Swap Agreement and amounts payable from the Cap Contract (which are net of any servicing, master servicing, indenture trustee and owner trustee fees and Net Swap Payments other than certain Swap Termination Payments resulting from an event of default or certain termination events with respect to the Swap Provider payable by the trust) will be paid generally as follows:

1) Interest funds sequentially, as follows: (i) current interest and Interest Carryover Forward Amount, concurrently (a) from interest funds related to the Group 1 Mortgage Loans concurrently to each class of Class 1-A Notes, pro rata, based on their respective entitlements, (b) from interest funds related to the Group 2 Mortgage Loans concurrently to each class of Class 2-A Notes, pro rata, based on their respective entitlements, (ii) from any remaining interest funds related to all of the Mortgage Loans to each class of Senior Notes, any remaining current interest and Interest Carryover Forward Amount as described in the prospectus supplement, and (iii) from any remaining interest funds related to all of the

Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes;

2) Principal funds, as follows: (i) principal funds related to all Mortgage Loans, concurrently, (a) to the Class 1-A-1 Notes and Class 1-A-2 Notes, pro rata, provided, however, that if a Group 1 Sequential Trigger Event is in effect, sequentially, until the principal balances thereof have been reduced to zero and (b) the Class 2-A Notes (as described below under "Principal Paydown" and "Class 2-A Principal Payments" below), then (ii) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, each as described more fully under "Principal Paydown" below;

3) Any Excess Cashflow to the Senior Notes and/or the Subordinate Notes (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown";

4) Any remaining Excess Cashflow to pay first, any unpaid realized loss amounts on the Class 1-A-2 Notes, and second, to pay (a) any Interest Carry Forward Amount, and then (b) any unpaid realized loss amounts, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes;

5) Any remaining Excess Cashflow to pay Net Rate Carryover for each class of Senior Notes and Subordinate Notes, payable on a pro rata basis, first based on the principal balances thereof and second based on any remaining unpaid Net Rate Carryover;

6) Any remaining Excess Cashflow to pay the Swap Provider, any unpaid Swap Terminiation Payment Triggered by a Swap Provider Trigger Event pursuant to the Swap Agreement; and

7) To the Owner Trust Certificates, any remaining amount.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Payment Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Notes, in the manner described below and provided, however, that if the Senior Notes have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, either the Class 1-A or Class 2-A Notes in the aggregate are retired prior to the other Senior Notes, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Notes until they are retired (as described in the prospectus supplement).

On any Payment Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Payment Date, all the Senior Notes and the Subordinate Notes will be entitled to receive payments of principal in the following order of priority from principal funds related to all of the Mortgage Loans: (i) first, concurrently and pro rata based on the related principal payment amount to be paid to such class, to (a) the Class 1-A-1 Notes and Class 1-A-2 Notes, pro rata, until the note principal balances thereof have been reduced to zero, provided, however, that if a Group 1 Sequential Trigger Event is in effect, sequentially to the Class 1-A-1 Notes and Class 1-A-2 Notes, in each case until the note principal balance thereof has been reduced to zero (b) the Class 2-A Notes (as described below under "Class 2-A Principal Payments" below), such that the Senior Notes in the aggregate will have 36.80% subordination, (ii) second, to the Class M-1 Notes such that the Class M-1 Notes will have 29.30% subordination, (iii) third, to the Class M-2 Notes such that the Class M-2 Notes will have 22.70% subordination, (iv) fourth, to the Class M-3 Notes such that the Class M-3 Notes will have 18.50% subordination, (v) fifth, to the Class M-4 Notes such that the Class M-4 Notes will have 15.00% subordination, (vi) sixth, to the Class M-5 Notes such that the Class M-5 Notes will have 11.50% subordination, (vii) seventh, to the Class M-6 Notes such that the Class M-6 Notes will have 8.70% subordination, (viii) eighth, to the Class M-7 Notes such that the Class M-7 Notes will have 6.30% subordination, (ix) ninth, to the Class M-8 Notes such that the Class M-8 Notes will have 4.60% subordination, (x) tenth, to the Class B Notes such that the Class B Notes will have 2.60% subordination; provided, however, that the subordination for each class or classes will be subject to the O/C Floor for the related Loan Group or Loan Groups.

As described in the prospectus supplement, under certain circumstances principal or interest from one Loan Group may be used to pay the Senior Notes related to the other Loan Group.

Class 2-A Principal Payments:

Principal paid on the Class 2-A Notes will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes, in that order, in each case until the principal balances thereof are reduced to zero.

Provided, however, that if (i) the aggregate principal balance of the Senior Notes is greater than the aggregate principal balance of all the Mortgage Loans in the Mortgage Pool and (ii) the aggregate principal balance of the Class 2-A Notes is greater than the principal balance of the Mortgage Loans in Loan Group 2, the payments on the Class 2-A Notes will be made pro rata based on the principal balances of the Class 2-A Notes.

[Discount Margin Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A-1 (To Call)

Margin	0.22%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	22	22	22	22	22
WAL (yr)	19.11	2.75	2.12	1.63	1.32
MDUR (yr)	14.03	2.57	2.02	1.58	1.29
First Prin Pay	Mar05	Mar05	Mar05	Mar05	Mar05
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Sep07

Class 1-A-1 (To Maturity)

Margin	0.22%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	22	24	24	24	22
WAL (yr)	19.16	3.01	2.34	1.80	1.32
MDUR (yr)	14.05	2.77	2.19	1.72	1.29
First Prin Pay	Mar05	Mar05	Mar05	Mar05	Mar05
Last Prin Pay	Jan35	Apr24	Jul20	Nov17	Sep07

Class 1-A-2 (To Call)

Margin	0.27%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	27	27	27	27	27
WAL (yr)	19.11	2.75	2.12	1.63	1.32
MDUR (yr)	13.96	2.57	2.02	1.58	1.29
First Prin Pay	Mar05	Mar05	Mar05	Mar05	Mar05
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Sep07

Class 1-A-2 (To Maturity)

Margin	0.27%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	27	29	29	29	27
WAL (yr)	19.16	3.01	2.34	1.80	1.32
MDUR (yr)	13.97	2.77	2.19	1.71	1.29
First Prin Pay	Mar05	Mar05	Mar05	Mar05	Mar05
Last Prin Pay	Jan35	Apr24	Jul20	Nov17	Sep07

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-1 (To Call)

Margin 0.10%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	13.55	1.18	1.00	0.87	0.73
MDUR (yr)	10.88	1.16	0.99	0.86	0.72
First Prin Pay	Mar05	Mar05	Mar05	Mar05	Mar05
Last Prin Pay	Oct26	Apr07	Feb07	Oct06	Jun06

Class 2-A-1 (To Maturity)

Margin 0.10%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	13.55	1.18	1.00	0.87	0.73
MDUR (yr)	10.88	1.16	0.99	0.86	0.72
First Prin Pay	Mar05	Mar05	Mar05	Mar05	Mar05
Last Prin Pay	Oct26	Apr07	Feb07	Oct06	Jun06

Class 2-A-2 (To Call)

Margin 0.20%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	25.68	4.13	3.00	2.17	1.84
MDUR (yr)	17.97	3.85	2.85	2.10	1.79
First Prin Pay	Oct26	Apr07	Feb07	Oct06	Jun06
Last Prin Pay	Jan34	Feb13	Mar11	Feb08	Jul07

Class 2-A-2 (To Maturity)

Margin 0.20%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	25.70	4.24	3.09	2.17	1.84
MDUR (yr)	17.98	3.93	2.92	2.10	1.79
First Prin Pay	Oct26	Apr07	Feb07	Oct06	Jun06
Last Prin Pay	Aug34	Oct15	May13	Feb08	Jul07

Class 2-A-3 (To Call)

Margin	0.33%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	33	33	33	33	33
WAL (yr)	28.85	7.94	6.02	4.12	2.38
MDUR (yr)	19.10	7.05	5.49	3.86	2.29
First Prin Pay	Jan34	Feb13	Mar11	Feb08	Jul07
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Aug07

Class 2-A-3 (To Maturity)

Margin	0.33%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	34	45	46	46	33
WAL (yr)	29.65	13.70	10.77	7.37	2.38
MDUR (yr)	19.43	11.09	9.10	6.45	2.29
First Prin Pay	Aug34	Oct15	May13	Feb08	Jul07
Last Prin Pay	Jan35	Feb24	May20	Sep17	Aug07

Class M-1 (To Call)

Margin	0.44%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	44	44	44	44	44
WAL (yr)	26.66	5.20	4.68	4.69	3.00
MDUR (yr)	17.91	4.75	4.34	4.35	2.86
First Prin Pay	Jan28	Jul08	Feb09	Nov09	Sep07
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-1 (To Maturity)

Margin	0.44%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	44	46	46	48	53
WAL (yr)	26.76	5.83	5.20	5.98	5.46
MDUR (yr)	17.95	5.20	4.74	5.43	4.93
First Prin Pay	Jan28	Jul08	Feb09	Feb10	Sep07
Last Prin Pay	Dec34	Jul20	May17	Jan15	Dec14

Class M-2 (To Call)

Margin	0.46%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	46	46	46	46	46
WAL (yr)	26.66	5.15	4.43	4.51	3.27
MDUR (yr)	17.86	4.70	4.12	4.20	3.10
First Prin Pay	Jan28	Jun08	Oct08	Apr09	Jun08
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-2 (To Maturity)

Margin	0.46%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	46	48	48	48	53
WAL (yr)	26.76	5.75	4.92	4.95	4.69
MDUR (yr)	17.91	5.13	4.50	4.56	4.34
First Prin Pay	Jan28	Jun08	Oct08	Apr09	Jan09
Last Prin Pay	Dec34	Sep19	Aug16	Jun14	Feb12

Class M-3 (To Call)

Margin	0.51%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	51	51	51	51	51
WAL (yr)	26.66	5.12	4.30	4.12	3.27
MDUR (yr)	17.76	4.67	4.00	3.86	3.10
First Prin Pay	Jan28	May08	Aug08	Dec08	Jun08
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-3 (To Maturity)

Margin	0.51%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	51	53	53	53	55
WAL (yr)	26.76	5.68	4.76	4.51	3.86
MDUR (yr)	17.80	5.07	4.36	4.17	3.62
First Prin Pay	Jan28	May08	Aug08	Dec08	Jul08
Last Prin Pay	Nov34	Oct18	Nov15	Oct13	Aug11

Class M-4 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.66	5.11	4.24	3.93	3.23
MDUR (yr)	17.36	4.63	3.92	3.67	3.05
First Prin Pay	Jan28	Apr08	Jun08	Oct08	Apr08
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-4 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	73	73	73	73
WAL (yr)	26.76	5.62	4.66	4.28	3.53
MDUR (yr)	17.39	5.00	4.25	3.96	3.31
First Prin Pay	Jan28	Apr08	Jun08	Oct08	Apr08
Last Prin Pay	Nov34	Dec17	Mar15	Mar13	Feb11

Class M-5 (To Call)

Margin	0.72%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	72	72	72	72	72
WAL (yr)	26.66	5.09	4.18	3.79	3.07
MDUR (yr)	17.32	4.61	3.87	3.54	2.91
First Prin Pay	Jan28	Apr08	May08	Jul08	Feb08
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-5 (To Maturity)

Margin	0.72%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	72	74	75	74	75
WAL (yr)	26.75	5.55	4.56	4.10	3.32
MDUR (yr)	17.35	4.94	4.16	3.80	3.13
First Prin Pay	Jan28	Apr08	May08	Jul08	Feb08
Last Prin Pay	Oct34	Mar17	Jul14	Sep12	Sep10

Class M-6 (To Call)

Margin	0.77%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	77	77	77	77	77
WAL (yr)	26.66	5.09	4.15	3.69	2.95
MDUR (yr)	17.21	4.60	3.83	3.45	2.80
First Prin Pay	Jan28	Mar08	Apr08	Jun08	Dec07
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-6 (To Maturity)

Margin	0.77%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	77	79	79	79	79
WAL (yr)	26.74	5.46	4.45	3.94	3.16
MDUR (yr)	17.24	4.87	4.07	3.66	2.98
First Prin Pay	Jan28	Mar08	Apr08	Jun08	Dec07
Last Prin Pay	Aug34	Mar16	Sep13	Dec11	Feb10

Class M-7 (To Call)

Margin	1.25%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	125	125	125	125	125
WAL (yr)	26.66	5.07	4.11	3.62	2.88
MDUR (yr)	16.27	4.51	3.75	3.35	2.71
First Prin Pay	Jan28	Mar08	Apr08	May08	Nov07
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-7 (To Maturity)

Margin	1.25%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	125	127	127	127	128
WAL (yr)	26.72	5.31	4.31	3.79	3.01
MDUR (yr)	16.29	4.68	3.91	3.49	2.83
First Prin Pay	Jan28	Mar08	Apr08	May08	Nov07
Last Prin Pay	Jul34	Feb15	Nov12	Apr11	Jul09

Class M-8 (To Call)

Margin	1.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	130	130	130	130	130
WAL (yr)	26.65	5.06	4.10	3.57	2.83
MDUR (yr)	16.18	4.50	3.74	3.30	2.66
First Prin Pay	Jan28	Mar08	Mar08	Apr08	Nov07
Last Prin Pay	Jan34	Feb13	Mar11	Nov09	Jun08

Class M-8 (To Maturity)

Margin	1.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	130	131	131	131	131
WAL (yr)	26.67	5.12	4.15	3.61	2.87
MDUR (yr)	16.18	4.54	3.78	3.34	2.70
First Prin Pay	Jan28	Mar08	Mar08	Apr08	Nov07
Last Prin Pay	Apr34	Dec13	Nov11	Jun10	Dec08

Class B (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	26.52	4.75	3.83	3.34	2.69
MDUR (yr)	14.91	4.18	3.46	3.06	2.51
First Prin Pay	Jan28	Mar08	Mar08	Mar08	Oct07
Last Prin Pay	Dec33	Oct12	Dec10	Sep09	May08

Class B (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	26.52	4.75	3.83	3.34	2.69
MDUR (yr)	14.91	4.18	3.46	3.06	2.51
First Prin Pay	Jan28	Mar08	Mar08	Mar08	Oct07
Last Prin Pay	Dec33	Oct12	Dec10	Sep09	May08

[Swap Agreement, Cap Contract, Available Funds Schedules and Collateral Tables to Follow]

Swap Schedule

Period	Notional Schedule ($)	Strike (%)	Period	Notional Schedule ($)	Strike (%)
1	840,000,000	4.21000	41	345,612,779	4.21000
2	836,037,466	4.21000	42	336,494,568	4.21000
3	831,073,934	4.21000	43	327,621,519	4.21000
4	825,112,325	4.21000	44	318,986,941	4.21000
5	818,159,126	4.21000	45	310,584,325	4.21000
6	810,224,213	4.21000	46	302,407,344	4.21000
7	801,323,527	4.21000	47	294,449,847	4.21000
8	791,472,244	4.21000	48	286,705,851	4.21000
9	780,692,065	4.21000	49	279,169,539	4.21000
10	769,012,399	4.21000	50	271,835,252	4.21000
11	756,676,234	4.21000	51	264,697,489	4.21000
12	743,723,036	4.21000	52	257,750,901	4.21000
13	730,984,355	4.21000	53	250,990,283	4.21000
14	718,460,327	4.21000	54	244,410,576	4.21000
15	706,147,214	4.21000	55	238,006,859	4.21000
16	694,041,499	4.21000	56	231,774,348	4.21000
17	682,139,724	4.21000	57	225,708,387	4.21000
18	670,438,674	4.21000	58	219,804,452	4.21000
19	658,935,023	4.21000	59	214,058,036	4.21000
20	647,625,284	4.21000	60	208,464,731	4.21000
21	636,506,221	4.21000			
22	625,570,284	4.21000			
23	614,812,243	4.21000			
24	604,223,735	4.21000			
25	593,803,893	4.21000			
26	583,188,474	4.21000			
27	550,749,218	4.21000			
28	520,032,780	4.21000			
29	491,222,740	4.21000			
30	464,380,176	4.21000			
31	451,900,992	4.21000			
32	439,917,089	4.21000			
33	428,256,684	4.21000			
34	416,910,951	4.21000			
35	405,871,280	4.21000			
36	395,129,151	4.21000			
37	384,677,755	4.21000			
38	374,508,139	4.21000			
39	364,612,391	4.21000			
40	354,983,029	4.21000			

Cap Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)
1	280,000,000	2.72000
2	278,855,186	2.72000
3	277,371,752	2.72000
4	275,549,976	2.72000
5	273,391,422	2.72000
6	270,898,789	2.72000
7	268,076,889	2.72000
8	264,930,203	2.72000
9	261,465,279	2.72000
10	257,689,938	2.72000
11	253,613,256	2.72000
12	249,245,339	2.72000
13	244,600,269	2.72000
14	239,688,211	2.72000
15	234,618,555	2.72000
16	229,400,682	2.72000
17	224,044,662	2.72000
18	218,561,373	2.72000
19	212,962,330	2.72000
20	207,258,933	2.72000
21	201,698,137	2.72000
22	196,276,428	2.72000
23	190,990,442	2.72000
24	29,289,200	2.72000
25	28,595,742	2.72000
26	27,918,492	2.72000
27	27,257,073	2.72000
28	26,611,118	2.72000
29	25,980,270	2.72000
30	25,364,179	2.72000
31	24,762,501	2.72000
32	24,174,904	2.72000
33	23,601,061	2.72000
34	23,040,653	2.72000
35	22,493,368	2.72000
36	21,958,903	2.72000

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	28.392	28.392
2	5.875	19.900
3	6.021	20.083
4	5.871	19.981
5	6.015	20.189
6	5.864	20.261
7	5.882	20.422
8	6.020	20.675
9	5.865	20.653
10	6.001	20.941
11	5.848	20.961
12	5.851	21.158
13	6.375	21.927
14	5.899	21.652
15	6.029	21.987
16	5.875	22.033
17	6.003	22.363
18	5.853	22.418
19	5.845	22.683
20	5.968	23.002
21	5.819	23.043
22	5.941	23.367
23	5.795	23.419
24	6.469	21.161
25	7.694	23.290
26	7.064	23.264
27	7.199	23.563
28	6.999	23.465
29	7.134	23.731
30	6.944	24.215
31	6.894	25.287
32	7.005	25.854
33	6.807	25.931
34	6.921	26.422
35	6.737	26.437
36	6.748	27.291
37	7.062	27.693
38	6.759	26.989
39	6.890	27.341

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
40	6.731	27.154
41	6.866	27.457
42	6.711	27.276
43	6.702	27.340
44	6.835	27.626
45	6.682	27.404
46	6.815	27.683
47	6.662	27.456
48	6.653	27.498
49	7.097	28.338
50	6.634	27.553
51	6.765	27.816
52	6.615	27.594
53	6.743	27.864
54	6.594	27.643
55	6.584	27.668
56	6.711	27.936
57	6.563	27.718
58	6.689	27.984
59	6.543	27.769
60	6.540	27.805
61	8.631	12.049
62	7.788	10.863
63	8.041	11.205
64	7.774	10.823
65	8.026	11.163
66	7.760	10.789
67	7.753	10.786
68	8.004	11.124
69	7.739	10.745
70	7.990	11.082
71	7.725	10.703
72	7.718	10.689
73	8.537	11.829

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.720%, 6-Month LIBOR stays at 3.190%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group1

ARM and Fixed $566,548,522

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	2,846	
Total Outstanding Balance	$566,548,522	
Average Loan Balance	$199,068	$46,300 to $590,750
WA Mortgage Rate	7.235%	4.890% to 11.990%
Net WAC	6.725%	4.380% to 11.480%
ARM Characteristics		
WA Gross Margin	6.207%	4.750% to 7.990%
WA Months to First Roll	24	5 to 60
WA First Periodic Cap	2.900%	1.500% to 3.000%
WA Subsequent Periodic Cap	1.951%	1.500% to 2.000%
WA Lifetime Cap	14.299%	11.890% to 18.990%
WA Lifetime Floor	7.296%	4.890% to 11.990%
WA Original Term (months)	358	120 to 360
WA Remaining Term (months)	358	119 to 360
WA LTV	79.17%	16.67% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	621	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	72.15%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	46.84%	SFR	72.86%	STATED	52.29%	RCO	77.71%	OO	95.14%	AA	63.36%	0	27.85%
IL	11.28%	2 FAM	9.63%	2 YR FUL	25.10%	PUR	14.80%	INV	4.66%	A+	22.71%	12	9.00%
FL	7.22%	PUD	4.82%	1 YR FUL	22.61%	RNC	7.49%	2H	0.20%	B	6.08%	24	47.77%
NY	6.77%	CND	4.32%							C	4.64%	36	15.37%
VA	3.08%	4 FAM	2.99%							AA100	2.51%		
										C-	0.66%		
										AA95	0.05%		



Computational Materials For

Encore Credit Receivables, Trust 2005-1

Group1

ARM and Fixed $566,548,522

Detailed Report

Program								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$10,244,719	44	1.81	$232,835	7.016	359.77	637	82.7
1/29 LIB6M	$35,720,778	160	6.30	$223,255	7.242	359.82	631	83.6
2/28 LIB6M	$357,378,530	1,835	63.08	$194,757	7.425	359.79	608	79.8
2/28 LIB6M - IO	$46,738,645	192	8.25	$243,430	6.697	359.72	651	79.4
3/27 LIB6M	$11,085,671	52	1.96	$213,186	7.179	359.88	620	79.7
3/27 LIB6M - IO	$2,951,423	13	0.52	$227,033	6.111	359.89	683	75.1
5/25 LIB6M	$11,487,706	46	2.03	$249,733	6.681	359.81	652	77.1
10Yr Fixed	$351,430	5	0.06	$70,286	7.537	119.84	609	67.3
15Yr Fixed	$2,224,381	22	0.39	$101,108	6.874	179.87	622	62.1
20Yr Fixed	$3,621,920	21	0.64	$172,472	6.762	239.85	650	77.8
25Yr Fixed	$100,700	1	0.02	$100,700	8.000	300.00	714	95.0
30Yr Fixed	$83,169,515	447	14.68	$186,062	6.900	359.87	646	75.0
30Yr Fixed - IO	$1,473,105	8	0.26	$184,138	7.080	359.93	691	78.3
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Original Term								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$475,607,471	2,342	83.95	$203,077	7.299	359.79	617	80.0
Fixed 120	$351,430	5	0.06	$70,286	7.537	119.84	609	67.3
Fixed 180	$2,224,381	22	0.39	$101,108	6.874	179.87	622	62.1
Fixed 240	$3,621,920	21	0.64	$172,472	6.762	239.85	650	77.8
Fixed 300	$100,700	1	0.02	$100,700	8.000	300.00	714	95.0
Fixed 360	$84,642,620	455	14.94	$186,028	6.903	359.87	646	75.1
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$596,259	12	0.11	$49,688	7.299	326.02	607	60.9
$50,000.01 - $75,000.00	$8,410,968	130	1.48	$64,700	7.620	346.22	620	74.5
$75,000.01 - $100,000.00	$18,270,251	206	3.22	$88,691	7.642	353.89	614	76.3
$100,000.01 - $150,000.00	$70,801,431	558	12.50	$126,884	7.407	355.81	613	78.7
$150,000.01 - $200,000.00	$112,844,082	641	19.92	$176,044	7.346	357.94	615	77.9
$200,000.01 - $250,000.00	$114,423,191	510	20.20	$224,359	7.152	359.40	619	77.7
$250,000.01 - $300,000.00	$116,291,981	424	20.53	$274,274	7.159	358.94	624	79.4
$300,000.01 - $350,000.00	$88,349,890	273	15.59	$323,626	7.094	359.81	629	81.7
$350,000.01 - $400,000.00	$19,719,028	54	3.48	$365,167	7.090	357.40	631	83.6
$400,000.01 - $450,000.00	$11,819,590	28	2.09	$422,128	7.229	359.82	651	86.3
$450,000.01 - $500,000.00	$3,293,850	7	0.58	$470,550	6.992	359.72	678	79.5

Group1

ARM and Fixed $566,548,522

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$550,000.01 - $600,000.00	$1,728,000	3	0.31	$576,000	6.787	360.00	657	85.1
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$361,814	2	0.06	$180,907	7.869	297.30	668	89.8
Arizona	$4,011,582	27	0.71	$148,577	7.462	359.84	623	84.1
Arkansas	$812,023	7	0.14	$116,003	7.319	347.33	656	89.5
California	$265,396,017	1,155	46.84	$229,780	7.116	358.63	615	75.3
Colorado	$2,502,975	13	0.44	$192,537	7.186	359.64	623	83.5
Connecticut	$11,380,555	60	2.01	$189,676	7.218	353.69	625	82.1
Delaware	$204,500	2	0.04	$102,250	7.118	360.00	628	87.7
District of Columbia	$440,000	2	0.08	$220,000	9.670	360.00	563	69.7
Florida	$40,925,010	255	7.22	$160,490	7.280	356.64	627	81.5
Georgia	$9,592,254	68	1.69	$141,063	7.485	359.56	629	85.1
Hawaii	$3,175,138	11	0.56	$288,649	6.776	340.62	635	72.3
Idaho	$105,600	1	0.02	$105,600	6.625	360.00	596	80.0
Illinois	$63,885,461	322	11.28	$198,402	7.364	359.58	636	84.6
Indiana	$1,538,768	13	0.27	$118,367	7.279	359.85	649	86.9
Iowa	$132,000	1	0.02	$132,000	6.990	360.00	613	80.0
Kansas	$376,704	3	0.07	$125,568	7.077	360.00	612	89.3
Kentucky	$342,700	5	0.06	$68,540	7.407	272.28	638	83.4
Louisiana	$2,153,621	16	0.38	$134,601	7.238	344.85	635	83.7
Maine	$185,000	1	0.03	$185,000	6.890	360.00	605	52.9
Maryland	$17,358,054	89	3.06	$195,034	7.295	357.32	607	80.8
Massachusetts	$4,461,100	18	0.79	$247,839	7.234	359.94	615	81.1
Michigan	$13,497,116	97	2.38	$139,146	7.727	357.68	619	85.5
Minnesota	$7,552,360	42	1.33	$179,818	7.333	359.80	655	86.0
Mississippi	$567,455	5	0.10	$113,491	7.867	359.68	662	89.5
Missouri	$4,495,219	37	0.79	$121,492	7.349	359.77	609	87.2
Montana	$144,000	1	0.03	$144,000	10.190	360.00	521	63.7
Nevada	$12,750,680	64	2.25	$199,229	7.308	359.81	609	74.4
New Hampshire	$178,329	1	0.03	$178,329	7.040	360.00	590	84.2
New Jersey	$6,087,862	27	1.07	$225,476	7.695	359.74	637	84.2
New Mexico	$1,549,505	11	0.27	$140,864	7.644	359.90	636	81.2
New York	$38,372,436	142	6.77	$270,228	7.143	359.63	624	79.2
North Carolina	$2,710,925	19	0.48	$142,680	7.994	359.49	598	82.1
Ohio	$6,337,287	53	1.12	$119,571	7.510	359.87	639	88.9
Oklahoma	$710,000	5	0.13	$142,000	7.077	347.32	605	84.8
Oregon	$2,587,746	15	0.46	$172,516	6.846	359.94	628	80.2
Pennsylvania	$4,913,687	27	0.87	$181,988	7.086	351.41	638	81.6

Group1

ARM and Fixed $566,548,522

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Rhode Island	$3,186,923	16	0.56	$199,183	7.213	359.77	617	73.4
South Carolina	$2,524,157	23	0.45	$109,746	7.728	359.69	634	89.5
Tennessee	$2,444,614	20	0.43	$122,231	7.530	345.93	637	86.2
Texas	$3,335,123	30	0.59	$111,171	8.002	347.52	643	88.2
Utah	$162,000	1	0.03	$162,000	8.390	360.00	592	90.0
Virginia	$17,435,926	106	3.08	$164,490	7.306	357.40	627	83.3
Washington	$1,799,774	9	0.32	$199,975	6.863	359.73	628	83.8
West Virginia	$1,032,775	6	0.18	$172,129	7.359	359.59	632	87.1
Wisconsin	$2,831,747	18	0.50	$157,319	7.603	359.90	631	87.3
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$16,469,917	107	2.91	$153,924	7.104	353.52	609	45.0
50.01 - 55.00	$14,840,520	80	2.62	$185,506	6.958	357.55	608	52.9
55.01 - 60.00	$26,810,660	148	4.73	$181,153	7.100	355.76	597	58.1
60.01 - 65.00	$41,878,594	221	7.39	$189,496	7.197	355.84	598	63.3
65.01 - 70.00	$43,855,778	218	7.74	$201,173	7.247	357.55	596	68.4
70.01 - 75.00	$56,697,620	280	10.01	$202,491	7.180	359.23	601	73.8
75.01 - 80.00	$83,676,287	423	14.77	$197,816	7.035	359.26	609	79.1
80.01 - 85.00	$92,346,017	446	16.30	$207,054	7.330	358.55	623	84.3
85.01 - 90.00	$113,283,889	536	20.00	$211,351	7.329	358.59	635	89.6
90.01 - 95.00	$57,034,465	276	10.07	$206,647	7.326	358.28	664	94.8
95.01 - 100.00	$19,654,776	111	3.47	$177,070	7.553	359.78	686	99.8
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$1,126,274	6	0.20	$187,712	4.972	359.52	724	70.5
5.001 - 5.500	$4,072,894	18	0.72	$226,272	5.305	357.17	702	74.4
5.501 - 6.000	$47,987,152	215	8.47	$223,196	5.883	356.38	667	73.8
6.001 - 6.500	$87,965,857	410	15.53	$214,551	6.329	357.26	648	76.8
6.501 - 7.000	$142,808,494	700	25.21	$204,012	6.823	358.26	633	78.6
7.001 - 7.500	$99,482,687	509	17.56	$195,447	7.326	358.26	615	81.6
7.501 - 8.000	$89,762,482	481	15.84	$186,616	7.800	358.84	603	82.5
8.001 - 8.500	$34,625,614	171	6.11	$202,489	8.296	359.09	585	80.3
8.501 - 9.000	$31,233,144	169	5.51	$184,812	8.801	359.35	588	82.2
9.001 - 9.500	$13,199,198	77	2.33	$171,418	9.271	357.55	563	78.7

Group1

ARM and Fixed $566,548,522

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.501 - 10.000	$8,560,333	54	1.51	$158,525	9.798	359.79	542	75.3
10.001 - 10.500	$3,255,673	22	0.57	$147,985	10.316	359.75	536	70.2
10.501 - 11.000	$1,363,232	7	0.24	$194,747	10.701	359.80	518	64.5
11.001 - 11.500	$545,690	4	0.10	$136,423	11.378	359.67	513	64.7
11.501 - 12.000	$559,800	3	0.10	$186,600	11.945	360.00	518	68.0
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$412,813,864	2,153	72.86	$191,739	7.238	357.77	617	78.8
2 FAM	$54,579,962	224	9.63	$243,661	7.161	359.83	636	79.7
PUD	$27,321,708	135	4.82	$202,383	7.319	357.85	622	80.6
CND	$24,477,002	137	4.32	$178,664	7.163	359.12	632	81.5
4 FAM	$16,966,635	64	2.99	$265,104	7.349	359.85	631	79.7
APUD	$14,032,902	72	2.48	$194,901	7.319	358.45	627	81.0
3 FAM	$13,854,096	46	2.45	$301,176	7.191	359.76	642	78.1
CNDP	$2,318,352	14	0.41	$165,597	7.197	359.78	657	78.5
SFRA	$184,000	1	0.03	$184,000	7.290	359.00	558	65.7
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$440,279,737	2,173	77.71	$202,614	7.188	358.10	616	77.3
PUR	$83,831,720	431	14.80	$194,505	7.432	359.48	648	87.1
RNC	$42,437,065	242	7.49	$175,360	7.336	356.25	624	82.7
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$539,017,385	2,692	95.14	$200,229	7.208	358.12	621	79.3
INV	$26,387,021	147	4.66	$179,504	7.734	359.10	636	76.7
2H	$1,144,116	7	0.20	$163,445	8.474	359.77	597	80.9
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Group1

ARM and Fixed $566,548,522

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$351,430	5	0.06	$70,286	7.537	119.84	609	67.3
121 - 180	$2,224,381	22	0.39	$101,108	6.874	179.87	622	62.1
181 - 300	$3,722,620	22	0.66	$169,210	6.795	241.48	652	78.3
301 - 360	$560,250,091	2,797	98.89	$200,304	7.239	359.80	621	79.3
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$296,228,058	1,408	52.29	$210,389	7.527	358.75	625	79.3
2 YR FULL DOC	$142,203,209	768	25.10	$185,160	6.926	358.25	618	80.2
1 YR FULL DOC	$128,117,256	670	22.61	$191,220	6.904	356.72	616	77.7
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$874,250	4	0.15	$218,563	6.339	360.00	808	69.9
781 - 800	$2,320,866	10	0.41	$232,087	6.690	359.87	789	84.3
761 - 780	$6,141,715	30	1.08	$204,724	6.507	359.84	769	81.9
741 - 760	$10,686,655	48	1.89	$222,639	6.581	356.25	748	80.4
721 - 740	$15,261,516	67	2.69	$227,784	6.664	359.07	730	84.6
701 - 720	$19,130,932	91	3.38	$210,230	6.502	358.79	710	85.0
681 - 700	$38,284,600	175	6.76	$218,769	6.876	358.30	690	84.0
661 - 680	$51,022,679	246	9.01	$207,409	6.926	356.70	670	84.5
641 - 660	$76,030,811	369	13.42	$206,046	6.875	357.72	649	82.9
621 - 640	$55,851,437	282	9.86	$198,055	6.946	358.34	627	81.8
601 - 620	$79,121,228	420	13.97	$188,384	7.150	357.68	611	78.4
581 - 600	$62,653,848	337	11.06	$185,916	7.364	357.53	591	77.2
561 - 580	$55,708,148	281	9.83	$198,250	7.550	358.55	571	74.5
541 - 560	$42,825,126	222	7.56	$192,906	7.889	359.59	552	74.2
521 - 540	$24,906,347	134	4.40	$185,868	8.364	359.21	531	72.5
501 - 520	$25,076,364	127	4.43	$197,452	8.553	359.81	510	67.7
<= 500	$652,000	3	0.12	$217,333	9.095	360.00	500	70.5
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Group1

ARM and Fixed $566,548,522

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$26,271,823	132	4.64	$199,029	8.200	359.81	564	66.3
B	$34,451,558	180	6.08	$191,398	7.645	359.78	578	71.8
AA	$358,937,500	1,796	63.36	$199,854	7.014	357.47	638	80.9
C-	$3,736,261	21	0.66	$177,917	9.932	359.67	538	62.7
A+	$128,648,621	634	22.71	$202,916	7.421	359.10	595	77.2
AA100	$14,194,009	81	2.51	$175,235	7.671	359.92	685	99.8
AA95	$308,750	2	0.05	$154,375	7.172	360.00	682	95.0
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$157,787,001	779	27.85	$202,551	7.341	359.29	630	83.2
12	$51,007,562	222	9.00	$229,764	7.409	359.65	603	76.6
24	$270,664,504	1,363	47.77	$198,580	7.290	359.67	611	78.7
36	$87,089,455	482	15.37	$180,684	6.771	350.59	647	74.7
	$566,548,522	**2,846**	**100.00**	**$199,068**	**7.235**	**358.16**	**621**	**79.2**

Range of Months to Roll

(Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	6	$10,244,719	44	2.15	$232,835	7.016	359.77	637	82.7
7 - 12	12	$35,720,778	160	7.51	$223,255	7.242	359.82	631	83.6
19 - 24	24	$404,117,175	2,027	84.97	$199,367	7.341	359.78	613	79.7
32 - 37	36	$14,037,094	65	2.95	$215,955	6.954	359.88	633	78.7
>= 38	60	$11,487,706	46	2.42	$249,733	6.681	359.81	652	77.1
		$475,607,471	**2,342**	**100.00**	**$203,077**	**7.299**	**359.79**	**617**	**80.0**

Range of Margin

(Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$11,786,111	59	2.48	$199,765	7.058	360.00	636	82.9
5.001 - 6.000	$294,698,729	1,436	61.96	$205,222	7.095	359.78	632	82.0
6.001 - 7.000	$167,865,576	841	35.29	$199,602	7.671	359.78	589	76.3
7.001 - 8.000	$1,257,055	6	0.26	$209,509	7.806	358.81	609	86.0
6.207	**$475,607,471**	**2,342**	**100.00**	**$203,077**	**7.299**	**359.79**	**617**	**80.0**

Group1

ARM and Fixed $566,548,522

Detailed Report

Range of Maximum Rates (Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$1,126,274	6	0.24	$187,712	4.972	359.52	724	70.5
12.001 - 12.500	$4,013,325	17	0.84	$236,078	5.302	359.83	702	75.3
12.501 - 13.000	$36,659,832	159	7.71	$230,565	5.870	359.76	662	75.5
13.001 - 13.500	$66,668,336	304	14.02	$219,304	6.323	359.74	644	77.9
13.501 - 14.000	$114,474,172	545	24.07	$210,044	6.826	359.79	631	79.8
14.001 - 14.500	$84,000,980	417	17.66	$201,441	7.325	359.80	612	82.6
14.501 - 15.000	$80,611,553	423	16.95	$190,571	7.801	359.80	602	82.6
15.001 - 15.500	$33,452,834	164	7.03	$203,981	8.297	359.78	583	80.0
15.501 - 16.000	$28,742,305	155	6.04	$185,434	8.801	359.80	588	82.3
16.001 - 16.500	$12,004,828	67	2.52	$179,177	9.262	359.84	556	77.7
16.501 - 17.000	$8,343,838	51	1.75	$163,605	9.797	359.78	540	74.9
17.001 - 17.500	$3,040,473	20	0.64	$152,024	10.326	359.73	532	68.9
17.501 - 18.000	$1,363,232	7	0.29	$194,747	10.701	359.80	518	64.5
18.001 - 18.500	$545,690	4	0.11	$136,423	11.378	359.67	513	64.7
18.501 - 19.000	$559,800	3	0.12	$186,600	11.945	360.00	518	68.0
14.299	**$475,607,471**	**2,342**	**100.00**	**$203,077**	**7.299**	**359.79**	**617**	**80.0**

Initial Periodic Rate Cap (Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$955,159	5	0.20	$191,032	7.403	359.89	682	90.9
2.000	$46,003,240	204	9.67	$225,506	7.188	359.81	633	83.5
3.000	$428,649,073	2,133	90.13	$200,961	7.311	359.78	615	79.6
	$475,607,471	**2,342**	**100.00**	**$203,077**	**7.299**	**359.79**	**617**	**80.0**

Subsequent Periodic Rate Cap (Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$46,920,655	209	9.87	$224,501	7.196	359.81	633	83.6
2.000	$428,686,816	2,133	90.13	$200,978	7.310	359.78	615	79.6
	$475,607,471	**2,342**	**100.00**	**$203,077**	**7.299**	**359.79**	**617**	**80.0**

Range of Lifetime Rate Floor (Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,126,274	6	0.24	$187,712	4.972	359.52	724	70.5
5.001 - 6.000	$41,263,357	180	8.68	$229,241	5.848	359.76	665	75.5



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group1

ARM and Fixed $566,548,522

Detailed Report

Range of Lifetime Rate Floor (Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 7.000	$181,125,711	849	38.08	$213,340	6.641	359.77	635	79.1
7.001 - 8.000	$164,538,430	839	34.60	$196,113	7.558	359.80	607	82.6
8.001 - 9.000	$61,695,839	316	12.97	$195,240	8.531	359.80	585	81.1
9.001 - 10.000	$20,348,666	118	4.28	$172,446	9.481	359.81	549	76.5
> 10.000	$5,509,194	34	1.16	$162,035	10.688	359.77	525	67.3
	$475,607,471	**2,342**	**100.00**	**$203,077**	**7.299**	**359.79**	**617**	**80.0**

Next Interest Adjustment Date (Excludes 504 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$2,384,155	10	0.50	$238,416	7.110	359.00	645	88.4
08/05	$5,460,170	23	1.15	$237,399	7.071	360.00	627	78.9
09/05	$2,400,394	11	0.50	$218,218	6.800	360.00	654	85.8
01/06	$6,445,792	30	1.36	$214,860	6.920	359.00	656	83.4
02/06	$18,227,086	77	3.83	$236,715	7.345	360.00	623	83.4
03/06	$11,047,900	53	2.32	$208,451	7.262	360.00	629	84.1
10/06	$275,382	1	0.06	$275,382	8.390	356.00	592	85.0
12/06	$54,361	1	0.01	$54,361	7.640	358.00	609	85.0
01/07	$88,199,368	460	18.54	$191,738	7.264	359.00	615	79.8
02/07	$197,550,607	985	41.54	$200,559	7.369	360.00	614	79.8
03/07	$118,037,457	580	24.82	$203,513	7.349	360.00	612	79.6
01/08	$1,699,106	9	0.36	$188,790	7.473	359.00	640	83.4
02/08	$7,921,638	34	1.67	$232,989	6.905	360.00	632	77.5
03/08	$4,416,350	22	0.93	$200,743	6.842	360.00	633	79.1
01/10	$2,155,284	9	0.45	$239,476	6.603	359.00	640	76.8
02/10	$7,527,571	29	1.58	$259,571	6.651	360.00	660	77.5
03/10	$1,804,850	8	0.38	$225,606	6.896	360.00	630	76.0
	$475,607,471	**2,342**	**100.00**	**$203,077**	**7.299**	**359.79**	**617**	**80.0**



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Encore Credit Receivables, Trust 2005-1

Group2

ARM and Fixed $632,014,794

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	2,907	
Total Outstanding Balance	$632,014,794	
Average Loan Balance	$217,411	$41,600 to $845,000
WA Mortgage Rate	7.391%	4.640% to 12.490%
Net WAC	6.881%	4.130% to 11.980%
ARM Characteristics		
WA Gross Margin	6.253%	4.125% to 9.040%
WA Months to First Roll	23	3 to 60
WA First Periodic Cap	2.926%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.964%	1.000% to 2.000%
WA Lifetime Cap	14.445%	11.640% to 19.490%
WA Lifetime Floor	7.444%	4.640% to 11.990%
WA Original Term (months)	358	120 to 360
WA Remaining Term (months)	357	119 to 360
WA LTV	79.76%	18.29% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	619	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	68.89%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	42.55%	SFR	73.37%	STATED	42.20%	RCO	67.57%	OO	94.08%	AA	61.82%	0	31.11%
IL	8.67%	PUD	7.97%	2 YR FUL	33.14%	PUR	23.30%	INV	5.57%	A+	20.52%	12	7.64%
FL	7.23%	2 FAM	6.41%	1 YR FUL	18.81%	RNC	9.14%	2H	0.35%	B	7.90%	24	46.79%
NY	6.24%	CND	4.15%	1 YR LIMI	5.67%					C	5.76%	36	14.46%
VA	4.41%	APUD	2.95%	2 YR LIMI	0.19%					AA100	2.19%		
										C-	1.58%		
										AA95	0.14%		
										A	0.08%		



Group2

ARM and Fixed $632,014,794

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$7,760,554	24	1.23	$323,356	6.940	359.41	663	85.0
1/29 LIB6M	$24,935,257	96	3.95	$259,742	7.098	359.58	651	83.1
1/29 LIB6M - IO	$2,144,566	7	0.34	$306,367	6.787	357.69	625	82.0
2/28 LIB6M	$401,144,856	1,951	63.47	$205,610	7.685	359.40	602	80.3
2/28 LIB6M - IO	$80,947,635	246	12.81	$329,055	6.632	359.43	660	81.4
3/27 LIB6M	$12,835,417	49	2.03	$261,947	6.899	359.31	635	81.5
3/27 LIB6M - IO	$3,279,600	11	0.52	$298,145	6.146	359.41	677	74.4
5/25 LIB6M	$8,328,812	43	1.32	$193,693	6.919	359.41	651	82.1
10Yr Fixed	$235,688	3	0.04	$78,563	8.622	119.75	576	63.9
15Yr Fixed	$4,086,558	32	0.65	$127,705	7.346	179.70	616	66.1
20Yr Fixed	$3,692,849	20	0.58	$184,642	6.806	239.64	637	73.5
25Yr Fixed	$557,273	3	0.09	$185,758	6.950	299.55	629	84.9
30Yr Fixed	$75,089,553	397	11.88	$189,142	7.097	359.47	636	74.2
30Yr Fixed - IO	$6,976,175	25	1.10	$279,047	6.589	359.00	688	76.5
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$541,376,698	2,427	85.66	$223,064	7.446	359.40	616	80.7
Fixed 120	$235,688	3	0.04	$78,563	8.622	119.75	576	63.9
Fixed 180	$4,086,558	32	0.65	$127,705	7.346	179.70	616	66.1
Fixed 240	$3,692,849	20	0.58	$184,642	6.806	239.64	637	73.5
Fixed 300	$557,273	3	0.09	$185,758	6.950	299.55	629	84.9
Fixed 360	$82,065,729	422	12.98	$194,469	7.054	359.43	640	74.4
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$2,069,764	42	0.33	$49,280	8.626	338.40	582	68.9
$50,000.01 - $75,000.00	$15,434,326	244	2.44	$63,255	8.477	352.28	580	77.9
$75,000.01 - $100,000.00	$23,264,234	265	3.68	$87,790	8.308	354.93	580	77.7
$100,000.01 - $150,000.00	$77,864,142	626	12.32	$124,384	7.961	355.22	588	77.5
$150,000.01 - $200,000.00	$87,071,891	498	13.78	$174,843	7.654	357.08	603	77.8
$200,000.01 - $250,000.00	$63,383,056	284	10.03	$223,180	7.415	356.98	612	78.4
$250,000.01 - $300,000.00	$59,247,862	216	9.37	$274,296	7.124	357.95	623	79.9
$300,000.01 - $350,000.00	$47,325,777	146	7.49	$324,149	7.206	357.60	626	81.1
$350,000.01 - $400,000.00	$86,247,706	229	13.65	$376,628	7.058	359.03	638	81.1
$400,000.01 - $450,000.00	$63,189,578	149	10.00	$424,091	7.132	359.45	638	83.4



Group2

ARM and Fixed $632,014,794

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$64,151,243	133	10.15	$482,340	7.096	357.30	633	81.9
$500,000.01 - $550,000.00	$16,847,019	32	2.67	$526,469	6.824	359.69	663	82.4
$550,000.01 - $600,000.00	$19,725,030	34	3.12	$580,148	7.175	359.65	639	79.3
$600,000.01 - $650,000.00	$3,167,370	5	0.50	$633,474	6.301	359.40	662	74.3
$650,000.01 - $700,000.00	$1,346,798	2	0.21	$673,399	5.931	359.52	689	72.2
$800,000.01 - $850,000.00	$1,679,000	2	0.27	$839,500	6.368	360.00	599	62.5
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,904,270	12	0.30	$158,689	7.491	359.42	623	86.6
Arizona	$5,585,474	28	0.88	$199,481	7.847	359.48	590	83.9
Arkansas	$1,316,444	10	0.21	$131,644	7.789	359.69	606	84.1
California	$268,910,913	881	42.55	$305,234	6.903	357.02	635	77.6
Colorado	$2,262,578	11	0.36	$205,689	8.098	359.34	581	82.9
Connecticut	$9,086,520	46	1.44	$197,533	7.593	355.34	607	79.9
Delaware	$995,120	5	0.16	$199,024	7.926	359.16	575	76.2
District of Columbia	$139,800	1	0.02	$139,800	9.890	360.00	511	60.0
Florida	$45,681,663	276	7.23	$165,513	7.523	355.98	609	79.6
Georgia	$14,741,929	107	2.33	$137,775	7.926	357.54	602	83.6
Hawaii	$4,060,619	15	0.64	$270,708	7.198	359.52	607	67.5
Idaho	$151,804	2	0.02	$75,902	9.503	358.54	521	75.0
Illinois	$54,765,458	276	8.67	$198,426	7.699	359.50	619	83.5
Indiana	$2,236,844	24	0.35	$93,202	8.047	352.80	604	84.6
Iowa	$1,325,768	8	0.21	$165,721	7.840	359.19	597	81.9
Kansas	$546,931	5	0.09	$109,386	7.989	358.10	609	85.3
Kentucky	$399,897	5	0.06	$79,979	8.110	358.87	602	80.1
Louisiana	$5,226,780	42	0.83	$124,447	8.222	356.68	583	81.6
Maine	$604,630	5	0.10	$120,926	8.598	347.51	560	74.7
Maryland	$26,086,168	107	4.13	$243,796	7.740	357.73	593	78.4
Massachusetts	$7,254,280	29	1.15	$250,148	7.396	359.00	610	76.6
Michigan	$14,229,043	114	2.25	$124,816	8.047	359.33	590	81.9
Minnesota	$8,988,680	45	1.42	$199,748	7.564	359.62	609	82.1
Mississippi	$1,409,985	11	0.22	$128,180	8.239	359.30	555	80.8
Missouri	$5,456,858	47	0.86	$116,103	8.086	354.65	592	86.6
Nevada	$17,165,184	80	2.72	$214,565	7.624	359.49	610	78.9
New Hampshire	$212,432	2	0.03	$106,216	8.729	359.00	543	76.3
New Jersey	$11,252,442	50	1.78	$225,049	7.818	357.95	598	76.6
New Mexico	$5,612,187	38	0.89	$147,689	8.313	354.71	589	84.1
New York	$39,425,616	126	6.24	$312,902	7.366	358.83	639	83.2
North Carolina	$3,776,341	26	0.60	$145,244	8.431	359.31	581	83.9



Group2

ARM and Fixed $632,014,794

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Ohio	$8,383,406	75	1.33	$111,779	8.121	357.33	599	85.9
Oklahoma	$763,625	9	0.12	$84,847	8.133	359.85	609	80.8
Oregon	$2,021,586	12	0.32	$168,466	7.918	359.53	567	75.4
Pennsylvania	$5,913,037	51	0.94	$115,942	8.476	357.13	580	81.4
Rhode Island	$2,238,744	9	0.35	$248,749	8.035	359.68	575	73.1
South Carolina	$6,618,025	51	1.05	$129,765	8.211	347.29	584	86.5
South Dakota	$105,195	1	0.02	$105,195	5.990	358.00	709	65.8
Tennessee	$2,776,624	23	0.44	$120,723	8.399	352.25	594	77.1
Texas	$2,719,387	27	0.43	$100,718	8.328	347.26	595	81.6
Utah	$396,400	2	0.06	$198,200	7.126	360.00	678	83.2
Virginia	$27,897,949	144	4.41	$193,736	7.822	357.64	603	80.7
Washington	$5,683,446	26	0.90	$218,594	7.367	359.31	617	83.9
West Virginia	$1,275,810	10	0.20	$127,581	8.451	340.64	566	82.0
Wisconsin	$4,408,902	33	0.70	$133,603	8.313	359.52	594	83.3
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$21,435,785	139	3.39	$154,214	7.101	347.85	605	40.0
50.01 - 55.00	$7,822,626	43	1.24	$181,922	7.713	355.74	575	53.1
55.01 - 60.00	$16,231,210	75	2.57	$216,416	7.345	353.60	594	58.1
60.01 - 65.00	$24,276,497	118	3.84	$205,733	7.415	354.23	583	63.5
65.01 - 70.00	$47,798,817	226	7.56	$211,499	7.656	357.62	584	69.1
70.01 - 75.00	$55,181,856	258	8.73	$213,883	7.532	357.69	585	74.2
75.01 - 80.00	$191,212,348	887	30.25	$215,572	7.232	358.23	632	79.7
80.01 - 85.00	$83,530,263	384	13.22	$217,527	7.422	357.88	615	84.2
85.01 - 90.00	$115,085,071	469	18.21	$245,384	7.410	357.97	626	89.6
90.01 - 95.00	$49,604,477	208	7.85	$238,483	7.409	358.88	649	94.7
95.01 - 100.00	$19,835,843	100	3.14	$198,358	7.798	357.12	664	99.9
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$259,666	1	0.04	$259,666	4.640	359.00	765	73.2
5.001 - 5.500	$6,553,702	21	1.04	$312,081	5.406	359.20	688	76.6
5.501 - 6.000	$58,584,319	207	9.27	$283,016	5.897	357.85	676	75.1
6.001 - 6.500	$102,413,401	366	16.20	$279,818	6.315	355.65	659	78.6
6.501 - 7.000	$123,025,190	457	19.47	$269,202	6.803	357.60	646	79.8



Group2

ARM and Fixed $632,014,794

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.001 - 7.500	$74,743,567	295	11.83	$253,368	7.322	357.90	624	82.3
7.501 - 8.000	$100,935,149	513	15.97	$196,755	7.829	357.43	597	82.5
8.001 - 8.500	$63,380,088	375	10.03	$169,014	8.302	357.71	577	81.1
8.501 - 9.000	$56,824,077	351	8.99	$161,892	8.771	358.05	563	80.5
9.001 - 9.500	$18,580,692	135	2.94	$137,635	9.260	358.41	546	79.6
9.501 - 10.000	$15,870,130	112	2.51	$141,698	9.800	358.17	538	75.4
10.001 - 10.500	$5,118,807	35	0.81	$146,252	10.243	359.57	521	70.7
10.501 - 11.000	$3,497,223	24	0.55	$145,718	10.807	349.90	518	70.7
11.001 - 11.500	$1,604,844	11	0.25	$145,895	11.301	359.17	527	62.6
11.501 - 12.000	$560,190	3	0.09	$186,730	11.874	359.37	521	71.4
12.001 - 12.500	$63,750	1	0.01	$63,750	12.490	360.00	540	70.8
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$463,688,959	2,203	73.37	$210,481	7.399	357.04	615	79.4
PUD	$50,371,372	179	7.97	$281,404	7.308	359.51	624	80.1
2 FAM	$40,520,885	174	6.41	$232,879	7.371	358.29	634	80.7
CND	$26,241,689	141	4.15	$186,111	7.228	358.53	629	81.0
APUD	$18,618,317	89	2.95	$209,195	7.690	358.65	616	83.4
3 FAM	$13,507,909	43	2.14	$314,137	7.328	356.59	640	80.1
4 FAM	$12,979,685	49	2.05	$264,892	7.332	355.22	653	79.7
CNDP	$3,231,999	13	0.51	$248,615	7.821	359.81	628	83.8
MBL	$1,811,074	11	0.29	$164,643	7.760	359.84	606	74.8
SFRA	$945,405	4	0.15	$236,351	6.929	359.07	628	88.4
MNF	$97,500	1	0.02	$97,500	7.590	360.00	579	72.2
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$427,022,577	1,980	67.57	$215,668	7.431	357.10	608	78.0
PUR	$147,253,387	632	23.30	$232,996	7.107	358.65	661	84.3
RNC	$57,738,830	295	9.14	$195,725	7.822	356.43	596	80.9
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**



Group2

ARM and Fixed $632,014,794

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$594,581,773	2,688	94.08	$221,199	7.358	357.37	618	79.8
INV	$35,189,621	208	5.57	$169,181	7.848	357.75	638	79.3
2H	$2,243,400	11	0.35	$203,945	9.000	359.97	598	75.3
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$235,688	3	0.04	$78,563	8.622	119.75	576	63.9
121 - 180	$4,086,558	32	0.65	$127,705	7.346	179.70	616	66.1
181 - 300	$4,250,121	23	0.67	$184,788	6.824	247.49	636	75.0
301 - 360	$623,442,427	2,849	98.64	$218,829	7.395	359.41	619	79.9
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$266,694,001	984	42.20	$271,030	7.351	357.32	639	80.3
2 YR FULL DOC	$209,463,328	1,142	33.14	$183,418	7.475	357.95	608	80.6
1 YR FULL DOC	$118,869,102	631	18.81	$188,382	7.361	356.50	601	77.5
1 YR LIMITED DOC	$35,812,279	145	5.67	$246,981	7.291	358.13	595	78.6
2 YR LIMITED DOC	$1,176,084	5	0.19	$235,217	7.538	347.87	606	75.3
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$1,360,389	4	0.22	$340,097	6.292	359.82	804	85.2
781 - 800	$3,047,013	12	0.48	$253,918	6.415	345.42	789	78.7
761 - 780	$9,349,940	31	1.48	$301,611	6.533	357.51	769	80.9
741 - 760	$10,085,743	38	1.60	$265,414	6.451	359.43	750	81.1
721 - 740	$18,689,975	57	2.96	$327,894	6.254	359.56	729	80.0
701 - 720	$27,706,567	101	4.38	$274,322	6.547	358.03	710	82.2
681 - 700	$35,551,472	129	5.63	$275,593	6.679	358.70	690	83.2
661 - 680	$53,546,588	200	8.47	$267,733	6.845	357.16	670	82.6
641 - 660	$68,014,563	238	10.76	$285,775	6.826	357.26	651	82.7
621 - 640	$102,293,632	448	16.19	$228,334	6.981	356.68	631	83.3
601 - 620	$55,867,113	256	8.84	$218,231	7.268	358.08	612	80.2

Group2

ARM and Fixed $632,014,794

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$53,997,361	280	8.54	$192,848	7.657	353.97	591	78.2
561 - 580	$48,572,818	266	7.69	$182,605	7.918	358.33	571	77.4
541 - 560	$51,717,316	275	8.18	$188,063	8.225	358.16	551	75.3
521 - 540	$46,373,892	286	7.34	$162,146	8.584	358.06	531	75.7
501 - 520	$43,612,842	271	6.90	$160,933	8.917	358.16	511	72.0
<= 500	$2,227,569	15	0.35	$148,505	8.960	359.20	497	76.3
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$36,377,378	216	5.76	$168,414	8.460	359.14	556	70.6
B	$49,935,434	286	7.90	$174,599	8.193	358.01	566	74.2
AA	$390,731,801	1,610	61.82	$242,691	6.995	357.08	643	81.2
C-	$9,984,680	56	1.58	$178,298	9.942	359.04	532	61.1
A+	$129,714,315	661	20.52	$196,240	7.726	357.31	585	79.2
A	$497,246	4	0.08	$124,312	7.544	358.00	631	88.2
AA100	$13,871,734	69	2.19	$201,040	7.881	359.11	659	99.9
AA95	$902,205	5	0.14	$180,441	7.552	359.87	673	95.0
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$196,615,043	934	31.11	$210,509	7.699	358.19	615	82.1
12	$48,270,867	157	7.64	$307,458	7.288	358.84	621	79.6
24	$295,719,853	1,373	46.79	$215,382	7.354	359.36	614	79.9
36	$91,409,031	443	14.46	$206,341	6.902	348.63	641	74.4
	$632,014,794	**2,907**	**100.00**	**$217,411**	**7.391**	**357.40**	**619**	**79.8**

Range of Months to Roll (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	5	$7,760,554	24	1.43	$323,356	6.940	359.41	663	85.0
7 - 12	11	$27,079,824	103	5.00	$262,911	7.074	359.43	649	83.0
19 - 24	23	$482,092,491	2,197	89.05	$219,432	7.508	359.40	611	80.5
32 - 37	35	$16,115,017	60	2.98	$268,584	6.746	359.33	644	80.1
>= 38	59	$8,328,812	43	1.54	$193,693	6.919	359.41	651	82.1

Group2

ARM and Fixed $632,014,794

Detailed Report

Range of Months to Roll (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
		$541,376,698	2,427	100.00	$223,064	7.446	359.40	616	80.7

Range of Margin (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$6,073,239	28	1.12	$216,901	7.154	360.00	652	86.1
5.001 - 6.000	$336,774,842	1,363	62.21	$247,084	7.096	359.40	637	82.2
6.001 - 7.000	$196,595,399	1,025	36.31	$191,800	8.049	359.40	578	78.0
7.001 - 8.000	$1,241,040	7	0.23	$177,291	7.815	358.79	571	74.3
8.001 - 9.000	$614,150	3	0.11	$204,717	8.658	360.00	553	86.0
9.001 - 10.000	$78,029	1	0.01	$78,029	9.040	356.00	526	85.0
6.253	$541,376,698	2,427	100.00	$223,064	7.446	359.40	616	80.7

Range of Maximum Rates (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$259,666	1	0.05	$259,666	4.640	359.00	765	73.2
12.001 - 12.500	$6,010,366	20	1.11	$300,518	5.399	359.22	685	77.2
12.501 - 13.000	$42,034,832	148	7.76	$284,019	5.896	359.43	675	78.6
13.001 - 13.500	$85,344,298	296	15.76	$288,325	6.311	359.36	658	80.0
13.501 - 14.000	$102,233,717	360	18.88	$283,983	6.811	359.45	647	81.2
14.001 - 14.500	$66,336,051	249	12.25	$266,410	7.323	359.39	623	83.2
14.501 - 15.000	$90,238,337	441	16.67	$204,622	7.831	359.47	594	82.7
15.001 - 15.500	$56,743,644	327	10.48	$173,528	8.305	359.40	576	81.1
15.501 - 16.000	$50,489,734	298	9.33	$169,429	8.777	359.32	560	80.2
16.001 - 16.500	$17,577,161	126	3.25	$139,501	9.255	359.35	545	79.4
16.501 - 17.000	$14,203,987	96	2.62	$147,958	9.811	359.37	537	74.8
17.001 - 17.500	$4,410,868	28	0.81	$157,531	10.242	359.57	519	71.2
17.501 - 18.000	$3,315,223	23	0.61	$144,140	10.814	359.22	519	70.8
18.001 - 18.500	$1,604,844	11	0.30	$145,895	11.301	359.17	527	62.6
18.501 - 19.000	$510,221	2	0.09	$255,111	11.892	359.51	515	70.0
19.001 - 19.500	$63,750	1	0.01	$63,750	12.490	360.00	540	70.8
14.445	$541,376,698	2,427	100.00	$223,064	7.446	359.40	616	80.7

Initial Periodic Rate Cap (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Group2

ARM and Fixed $632,014,794

Detailed Report

Initial Periodic Rate Cap (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$330,500	2	0.06	$165,250	9.330	359.00	544	80.1
1.500	$2,742,685	9	0.51	$304,743	7.087	359.66	670	89.5
2.000	$35,060,821	127	6.48	$276,069	7.025	359.43	654	83.3
3.000	$503,242,692	2,289	92.96	$219,853	7.476	359.40	613	80.5
	$541,376,698	**2,427**	**100.00**	**$223,064**	**7.446**	**359.40**	**616**	**80.7**

Subsequent Periodic Rate Cap (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$330,500	2	0.06	$165,250	9.330	359.00	544	80.1
1.500	$38,055,063	137	7.03	$277,774	7.032	359.43	655	83.9
2.000	$502,991,135	2,288	92.91	$219,839	7.477	359.40	613	80.5
	$541,376,698	**2,427**	**100.00**	**$223,064**	**7.446**	**359.40**	**616**	**80.7**

Range of Lifetime Rate Floor (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$259,666	1	0.05	$259,666	4.640	359.00	765	73.2
5.001 - 6.000	$48,149,109	169	8.89	$284,906	5.846	359.40	676	78.4
6.001 - 7.000	$187,791,640	658	34.69	$285,398	6.586	359.41	652	80.7
7.001 - 8.000	$156,262,599	689	28.86	$226,796	7.615	359.43	606	82.9
8.001 - 9.000	$107,213,815	624	19.80	$171,817	8.525	359.36	569	80.7
9.001 - 10.000	$31,941,648	223	5.90	$143,236	9.505	359.35	541	77.4
> 10.000	$9,758,221	63	1.80	$154,892	10.694	359.39	520	69.5
	$541,376,698	**2,427**	**100.00**	**$223,064**	**7.446**	**359.40**	**616**	**80.7**

Next Interest Adjustment Date (Excludes 480 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$274,946	1	0.05	$274,946	6.990	357.00	729	90.0
06/05	$395,557	2	0.07	$197,779	7.577	358.00	628	93.2
07/05	$2,983,504	9	0.55	$331,500	6.877	359.00	660	85.1
08/05	$2,323,797	7	0.43	$331,971	6.926	360.00	667	81.0
09/05	$1,782,750	5	0.33	$356,550	6.915	360.00	659	87.5
10/05	$718,095	3	0.13	$239,365	7.223	356.00	665	83.8
12/05	$2,995,926	11	0.55	$272,357	6.748	358.00	625	82.3
01/06	$6,679,464	24	1.23	$278,311	7.103	359.00	654	85.6
02/06	$8,343,725	34	1.54	$245,404	7.008	360.00	650	81.2



Group2

ARM and Fixed $632,014,794

Detailed Report

Next Interest Adjustment Date (Excludes 480 Fixed Rate Mortgages)								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
03/06	$8,342,614	31	1.54	$269,117	7.220	360.00	650	83.0
09/06	$414,916	3	0.08	$138,305	7.901	355.00	613	90.0
10/06	$4,157,593	21	0.77	$197,981	7.667	356.04	599	79.6
11/06	$13,970,852	78	2.58	$179,113	7.589	357.00	617	79.6
12/06	$52,751,955	263	9.74	$200,578	7.619	358.00	602	80.6
01/07	$121,823,374	549	22.50	$221,900	7.426	359.00	610	81.0
02/07	$180,345,655	808	33.31	$223,200	7.472	360.00	616	80.6
03/07	$108,628,145	475	20.07	$228,691	7.589	360.00	609	79.9
11/07	$272,441	2	0.05	$136,221	7.183	357.00	618	74.3
12/07	$2,191,929	10	0.40	$219,193	6.737	358.00	636	86.3
01/08	$5,559,012	19	1.03	$292,580	6.479	359.00	664	79.3
02/08	$4,674,785	16	0.86	$292,174	7.051	360.00	622	80.0
03/08	$3,416,850	13	0.63	$262,835	6.732	360.00	647	77.9
12/09	$548,690	4	0.10	$137,173	7.786	358.00	580	77.6
01/10	$3,840,402	18	0.71	$213,356	6.686	359.00	662	79.9
02/10	$2,975,820	16	0.55	$185,989	7.137	360.00	655	85.5
03/10	$963,900	5	0.18	$192,780	6.680	360.00	631	82.7
	$541,376,698	**2,427**	**100.00**	**$223,064**	**7.446**	**359.40**	**616**	**80.7**



Computational Materials For

Encore Credit Receivables, Trust 2005-1

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	5,753	
Total Outstanding Balance	$1,198,563,316	
Average Loan Balance	$208,337	$41,600 to $845,000
WA Mortgage Rate	7.317%	4.640% to 12.490%
Net WAC	6.807%	4.130% to 11.980%
ARM Characteristics		
WA Gross Margin	6.231%	4.125% to 9.040%
WA Months to First Roll	24	3 to 60
WA First Periodic Cap	2.914%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.958%	1.000% to 2.000%
WA Lifetime Cap	14.377%	11.640% to 19.490%
WA Lifetime Floor	7.375%	4.640% to 11.990%
WA Original Term (months)	358	120 to 360
WA Remaining Term (months)	358	119 to 360
WA LTV	79.48%	16.67% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	620	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	70.43%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	44.58%	SFR	73.13%	STATED	46.97%	RCO	72.36%	OO	94.58%	AA	62.55%	0	29.57%
IL	9.90%	2 FAM	7.93%	2 YR FUL	29.34%	PUR	19.28%	INV	5.14%	A+	21.56%	12	8.28%
FL	7.23%	PUD	6.48%	1 YR FUL	20.61%	RNC	8.36%	2H	0.28%	B	7.04%	24	47.26%
NY	6.49%	CND	4.23%	1 YR LIMI	2.99%					C	5.23%	36	14.89%
VA	3.78%	APUD	2.72%	2 YR LIMI	0.10%					AA100	2.34%		
										C-	1.14%		
										AA95	0.10%		
										A	0.04%		

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$18,005,273	68	1.50	$264,783	6.983	359.61	648	83.7
1/29 LIB6M	$60,656,036	256	5.06	$236,938	7.183	359.72	639	83.4
1/29 LIB6M - IO	$2,144,566	7	0.18	$306,367	6.787	357.69	625	82.0
2/28 LIB6M	$758,523,386	3,786	63.29	$200,350	7.563	359.58	605	80.1
2/28 LIB6M - IO	$127,686,280	438	10.65	$291,521	6.655	359.54	657	80.7
3/27 LIB6M	$23,921,088	101	2.00	$236,842	7.029	359.57	628	80.7
3/27 LIB6M - IO	$6,231,023	24	0.52	$259,626	6.129	359.64	680	74.8
5/25 LIB6M	$19,816,518	89	1.65	$222,658	6.781	359.64	651	79.2
10Yr Fixed	$587,118	8	0.05	$73,390	7.973	119.80	596	65.9
15Yr Fixed	$6,310,939	54	0.53	$116,869	7.180	179.76	618	64.7
20Yr Fixed	$7,314,769	41	0.61	$178,409	6.784	239.74	643	75.7
25Yr Fixed	$657,973	4	0.05	$164,493	7.111	299.62	642	86.4
30Yr Fixed	$158,259,069	844	13.20	$187,511	6.993	359.68	641	74.7
30Yr Fixed - IO	$8,449,280	33	0.70	$256,039	6.674	359.16	688	76.8
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$1,016,984,169	4,769	84.85	$213,249	7.378	359.58	616	80.4
Fixed 120	$587,118	8	0.05	$73,390	7.973	119.80	596	65.9
Fixed 180	$6,310,939	54	0.53	$116,869	7.180	179.76	618	64.7
Fixed 240	$7,314,769	41	0.61	$178,409	6.784	239.74	643	75.7
Fixed 300	$657,973	4	0.05	$164,493	7.111	299.62	642	86.4
Fixed 360	$166,708,349	877	13.91	$190,089	6.977	359.65	643	74.8
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$2,666,023	54	0.22	$49,371	8.329	335.63	587	67.1
$50,000.01 - $75,000.00	$23,845,294	374	1.99	$63,757	8.175	350.14	594	76.7
$75,000.01 - $100,000.00	$41,534,485	471	3.47	$88,184	8.015	354.47	595	77.1
$100,000.01 - $150,000.00	$148,665,572	1,184	12.40	$125,562	7.697	355.50	600	78.0
$150,000.01 - $200,000.00	$199,915,973	1,139	16.68	$175,519	7.480	357.57	610	77.9
$200,000.01 - $250,000.00	$177,806,247	794	14.83	$223,937	7.246	358.54	616	78.0
$250,000.01 - $300,000.00	$175,539,844	640	14.65	$274,281	7.147	358.60	624	79.6
$300,000.01 - $350,000.00	$135,675,667	419	11.32	$323,808	7.133	359.04	628	81.5
$350,000.01 - $400,000.00	$105,966,734	283	8.84	$374,441	7.064	358.73	637	81.6
$400,000.01 - $450,000.00	$75,009,168	177	6.26	$423,781	7.148	359.51	640	83.8

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$67,445,093	140	5.63	$481,751	7.091	357.42	635	81.8
$500,000.01 - $550,000.00	$16,847,019	32	1.41	$526,469	6.824	359.69	663	82.4
$550,000.01 - $600,000.00	$21,453,030	37	1.79	$579,812	7.144	359.67	641	79.8
$600,000.01 - $650,000.00	$3,167,370	5	0.26	$633,474	6.301	359.40	662	74.3
$650,000.01 - $700,000.00	$1,346,798	2	0.11	$673,399	5.931	359.52	689	72.2
$800,000.01 - $850,000.00	$1,679,000	2	0.14	$839,500	6.368	360.00	599	62.5
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,266,084	14	0.19	$161,863	7.551	349.50	630	87.1
Arizona	$9,597,057	55	0.80	$174,492	7.686	359.63	604	84.0
Arkansas	$2,128,468	17	0.18	$125,204	7.610	354.97	625	86.2
California	$534,306,930	2,036	44.58	$262,430	7.009	357.82	625	76.5
Colorado	$4,765,553	24	0.40	$198,565	7.619	359.50	603	83.2
Connecticut	$20,467,075	106	1.71	$193,086	7.384	354.43	617	81.1
Delaware	$1,199,620	7	0.10	$171,374	7.788	359.30	584	78.2
District of Columbia	$579,800	3	0.05	$193,267	9.723	360.00	551	67.3
Florida	$86,606,673	531	7.23	$163,101	7.408	356.29	617	80.5
Georgia	$24,334,184	175	2.03	$139,052	7.752	358.33	613	84.2
Hawaii	$7,235,757	26	0.60	$278,298	7.013	351.23	619	69.6
Idaho	$257,404	3	0.02	$85,801	8.322	359.14	552	77.1
Illinois	$118,650,919	598	9.90	$198,413	7.518	359.54	628	84.1
Indiana	$3,775,612	37	0.32	$102,044	7.734	355.67	622	85.5
Iowa	$1,457,768	9	0.12	$161,974	7.763	359.26	599	81.7
Kansas	$923,634	8	0.08	$115,454	7.617	358.88	610	86.9
Kentucky	$742,597	10	0.06	$74,260	7.786	318.91	619	81.6
Louisiana	$7,380,401	58	0.62	$127,248	7.935	353.23	598	82.2
Maine	$789,630	6	0.07	$131,605	8.198	350.44	571	69.5
Maryland	$43,444,222	196	3.62	$221,654	7.562	357.57	599	79.3
Massachusetts	$11,715,380	47	0.98	$249,263	7.334	359.36	612	78.3
Michigan	$27,726,159	211	2.31	$131,404	7.891	358.53	604	83.6
Minnesota	$16,541,040	87	1.38	$190,127	7.459	359.70	630	83.9
Mississippi	$1,977,440	16	0.16	$123,590	8.133	359.41	586	83.3
Missouri	$9,952,076	84	0.83	$118,477	7.753	356.96	600	86.9
Montana	$144,000	1	0.01	$144,000	10.190	360.00	521	63.7
Nevada	$29,915,864	144	2.50	$207,749	7.489	359.63	609	77.0
New Hampshire	$390,761	3	0.03	$130,254	7.958	359.46	564	79.9
New Jersey	$17,340,304	77	1.45	$225,199	7.775	358.58	611	79.2
New Mexico	$7,161,692	49	0.60	$146,157	8.168	355.84	599	83.4
New York	$77,798,051	268	6.49	$290,291	7.256	359.23	631	81.2

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
North Carolina	$6,487,267	45	0.54	$144,161	8.249	359.38	588	83.2
Ohio	$14,720,693	128	1.23	$115,005	7.858	358.42	616	87.2
Oklahoma	$1,473,625	14	0.12	$105,259	7.624	353.81	607	82.7
Oregon	$4,609,332	27	0.38	$170,716	7.316	359.76	601	78.1
Pennsylvania	$10,826,724	78	0.90	$138,804	7.845	354.53	607	81.5
Rhode Island	$5,425,667	25	0.45	$217,027	7.552	359.73	599	73.2
South Carolina	$9,142,182	74	0.76	$123,543	8.077	350.71	598	87.3
South Dakota	$105,195	1	0.01	$105,195	5.990	358.00	709	65.8
Tennessee	$5,221,238	43	0.44	$121,424	7.992	349.29	614	81.4
Texas	$6,054,510	57	0.51	$106,219	8.148	347.40	621	85.2
Utah	$558,400	3	0.05	$186,133	7.493	360.00	653	85.2
Virginia	$45,333,875	250	3.78	$181,336	7.624	357.55	612	81.7
Washington	$7,483,220	35	0.62	$213,806	7.246	359.41	620	83.9
West Virginia	$2,308,585	16	0.19	$144,287	7.962	349.12	596	84.3
Wisconsin	$7,240,649	51	0.60	$141,974	8.036	359.67	609	84.9
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$37,905,702	246	3.16	$154,088	7.102	350.31	607	42.2
50.01 - 55.00	$22,663,146	123	1.89	$184,253	7.218	356.92	597	53.0
55.01 - 60.00	$43,041,869	223	3.59	$193,013	7.192	354.95	596	58.1
60.01 - 65.00	$66,155,090	339	5.52	$195,148	7.277	355.25	593	63.4
65.01 - 70.00	$91,654,596	444	7.65	$206,429	7.460	357.59	590	68.8
70.01 - 75.00	$111,879,476	538	9.33	$207,954	7.354	358.47	593	74.0
75.01 - 80.00	$274,888,635	1,310	22.93	$209,839	7.172	358.54	625	79.5
80.01 - 85.00	$175,876,281	830	14.67	$211,899	7.374	358.23	619	84.3
85.01 - 90.00	$228,368,960	1,005	19.05	$227,233	7.370	358.28	631	89.6
90.01 - 95.00	$106,638,942	484	8.90	$220,328	7.365	358.56	657	94.7
95.01 - 100.00	$39,490,619	211	3.29	$187,159	7.676	358.44	675	99.9
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$1,385,940	7	0.12	$197,991	4.910	359.42	732	71.0
5.001 - 5.500	$10,626,595	39	0.89	$272,477	5.367	358.42	694	75.7
5.501 - 6.000	$106,571,470	422	8.89	$252,539	5.891	357.19	672	74.5
6.001 - 6.500	$190,379,258	776	15.88	$245,334	6.321	356.39	654	77.7



Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.501 - 7.000	$265,833,683	1,157	22.18	$229,761	6.814	357.96	639	79.2
7.001 - 7.500	$174,226,254	804	14.54	$216,699	7.324	358.11	619	81.9
7.501 - 8.000	$190,697,631	994	15.91	$191,849	7.815	358.10	600	82.5
8.001 - 8.500	$98,005,702	546	8.18	$179,498	8.300	358.20	580	80.8
8.501 - 9.000	$88,057,221	520	7.35	$169,341	8.782	358.51	572	81.1
9.001 - 9.500	$31,779,890	212	2.65	$149,905	9.264	358.05	553	79.2
9.501 - 10.000	$24,430,462	166	2.04	$147,171	9.800	358.74	540	75.3
10.001 - 10.500	$8,374,480	57	0.70	$146,921	10.271	359.64	527	70.5
10.501 - 11.000	$4,860,454	31	0.41	$156,789	10.777	352.67	518	68.9
11.001 - 11.500	$2,150,534	15	0.18	$143,369	11.321	359.29	524	63.2
11.501 - 12.000	$1,119,990	6	0.09	$186,665	11.910	359.69	520	69.7
12.001 - 12.500	$63,750	1	0.01	$63,750	12.490	360.00	540	70.8
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$876,502,823	4,356	73.13	$201,217	7.323	357.38	616	79.1
2 FAM	$95,100,848	398	7.93	$238,947	7.251	359.17	635	80.1
PUD	$77,693,080	314	6.48	$247,430	7.312	358.93	623	80.3
CND	$50,718,691	278	4.23	$182,441	7.197	358.81	630	81.3
APUD	$32,651,219	161	2.72	$202,803	7.531	358.56	621	82.4
4 FAM	$29,946,320	113	2.50	$265,012	7.341	357.84	640	79.7
3 FAM	$27,362,005	89	2.28	$307,438	7.258	358.20	641	79.1
CNDP	$5,550,352	27	0.46	$205,569	7.560	359.80	640	81.6
MBL	$1,811,074	11	0.15	$164,643	7.760	359.84	606	74.8
SFRA	$1,129,405	5	0.09	$225,881	6.987	359.06	617	84.7
MNF	$97,500	1	0.01	$97,500	7.590	360.00	579	72.2
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$867,302,314	4,153	72.36	$208,838	7.308	357.61	612	77.7
PUR	$231,085,108	1,063	19.28	$217,390	7.225	358.95	656	85.3
RNC	$100,175,895	537	8.36	$186,547	7.616	356.35	608	81.6
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$1,133,599,159	5,380	94.58	$210,706	7.287	357.73	619	79.6
INV	$61,576,642	355	5.14	$173,455	7.799	358.33	637	78.2
2H	$3,387,516	18	0.28	$188,195	8.822	359.90	598	77.2
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$587,118	8	0.05	$73,390	7.973	119.80	596	65.9
121 - 180	$6,310,939	54	0.53	$116,869	7.180	179.76	618	64.7
181 - 300	$7,972,742	45	0.67	$177,172	6.811	244.68	643	76.5
301 - 360	$1,183,692,518	5,646	98.76	$209,652	7.321	359.59	620	79.6
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$562,922,059	2,392	46.97	$235,335	7.444	358.07	632	79.8
2 YR FULL DOC	$351,666,537	1,910	29.34	$184,119	7.253	358.08	612	80.4
1 YR FULL DOC	$246,986,358	1,301	20.61	$189,843	7.124	356.61	609	77.6
1 YR LIMITED DOC	$35,812,279	145	2.99	$246,981	7.291	358.13	595	78.6
2 YR LIMITED DOC	$1,176,084	5	0.10	$235,217	7.538	347.87	606	75.3
	$1,198,563,316	**5,753**	**100.00**	**$208,337**	**7.317**	**357.76**	**620**	**79.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$2,234,639	8	0.19	$279,330	6.311	359.89	805	79.2
781 - 800	$5,367,879	22	0.45	$243,995	6.534	351.66	789	81.2
761 - 780	$15,491,655	61	1.29	$253,962	6.523	358.43	769	81.3
741 - 760	$20,772,399	86	1.73	$241,540	6.518	357.79	749	80.7
721 - 740	$33,951,491	124	2.83	$273,802	6.439	359.34	729	82.1
701 - 720	$46,837,500	192	3.91	$243,945	6.529	358.34	710	83.3
681 - 700	$73,836,073	304	6.16	$242,882	6.781	358.49	690	83.6
661 - 680	$104,569,267	446	8.72	$234,460	6.885	356.94	670	83.5
641 - 660	$144,045,374	607	12.02	$237,307	6.852	357.50	650	82.8
621 - 640	$158,145,069	730	13.19	$216,637	6.969	357.26	630	82.8
601 - 620	$134,988,341	676	11.26	$199,687	7.199	357.85	611	79.1

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Collateral Grouped by FICO								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$116,651,209	617	9.73	$189,062	7.500	355.88	591	77.7
561 - 580	$104,280,966	547	8.70	$190,642	7.721	358.45	571	75.9
541 - 560	$94,542,442	497	7.89	$190,226	8.073	358.81	551	74.8
521 - 540	$71,280,239	420	5.95	$169,715	8.507	358.46	531	74.6
501 - 520	$68,689,206	398	5.73	$172,586	8.784	358.76	511	70.4
<= 500	$2,879,569	18	0.24	$159,976	8.991	359.38	498	75.0
	$1,198,563,316	***5,753***	***100.00***	***$208,337***	***7.317***	***357.76***	***620***	***79.5***

Grade								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$62,649,201	348	5.23	$180,026	8.351	359.42	559	68.8
B	$84,386,992	466	7.04	$181,088	7.969	358.73	571	73.2
AA	$749,669,302	3,406	62.55	$220,103	7.004	357.27	641	81.0
C-	$13,720,941	77	1.14	$178,194	9.939	359.21	534	61.5
A+	$258,362,936	1,295	21.56	$199,508	7.574	358.20	590	78.2
A	$497,246	4	0.04	$124,312	7.544	358.00	631	88.2
AA100	$28,065,743	150	2.34	$187,105	7.775	359.52	672	99.9
AA95	$1,210,955	7	0.10	$172,994	7.455	359.90	676	95.0
	$1,198,563,316	***5,753***	***100.00***	***$208,337***	***7.317***	***357.76***	***620***	***79.5***

Collateral Grouped by Prepayment Penalty Months								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$354,402,044	1,713	29.57	$206,890	7.539	358.68	622	82.6
12	$99,278,429	379	8.28	$261,948	7.350	359.26	612	78.1
24	$566,384,357	2,736	47.26	$207,012	7.324	359.51	613	79.3
36	$178,498,487	925	14.89	$192,971	6.838	349.59	644	74.5
	$1,198,563,316	***5,753***	***100.00***	***$208,337***	***7.317***	***357.76***	***620***	***79.5***

Range of Months to Roll (Excludes 984 Fixed Rate Mortgages)									
DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	6	$18,005,273	68	1.77	$264,783	6.983	359.61	648	83.7
7 - 12	12	$62,800,602	263	6.18	$238,786	7.170	359.65	639	83.4
19 - 24	24	$886,209,666	4,224	87.14	$209,803	7.432	359.57	612	80.2
32 - 37	36	$30,152,111	125	2.96	$241,217	6.843	359.59	639	79.4
>= 38	60	$19,816,518	89	1.95	$222,658	6.781	359.64	651	79.2

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Range of Months to Roll (Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
		$1,016,984,169	4,769	100.00	$213,249	7.378	359.58	616	80.4

Range of Margin (Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$17,859,350	87	1.76	$205,280	7.091	360.00	642	84.0
5.001 - 6.000	$631,473,571	2,799	62.09	$225,607	7.096	359.58	634	82.1
6.001 - 7.000	$364,460,975	1,866	35.84	$195,317	7.875	359.58	583	77.2
7.001 - 8.000	$2,498,094	13	0.25	$192,161	7.811	358.80	590	80.2
8.001 - 9.000	$614,150	3	0.06	$204,717	8.658	360.00	553	86.0
9.001 - 10.000	$78,029	1	0.01	$78,029	9.040	356.00	526	85.0
6.231	$1,016,984,169	4,769	100.00	$213,249	7.378	359.58	616	80.4

Range of Maximum Rates (Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$1,385,940	7	0.14	$197,991	4.910	359.42	732	71.0
12.001 - 12.500	$10,023,691	37	0.99	$270,911	5.360	359.46	692	76.4
12.501 - 13.000	$78,694,664	307	7.74	$256,334	5.884	359.59	669	77.1
13.001 - 13.500	$152,012,634	600	14.95	$253,354	6.316	359.53	652	79.1
13.501 - 14.000	$216,707,889	905	21.31	$239,456	6.819	359.63	638	80.4
14.001 - 14.500	$150,337,031	666	14.78	$225,731	7.324	359.62	617	82.9
14.501 - 15.000	$170,849,890	864	16.80	$197,743	7.817	359.62	598	82.7
15.001 - 15.500	$90,196,478	491	8.87	$183,700	8.302	359.54	579	80.7
15.501 - 16.000	$79,232,039	453	7.79	$174,905	8.786	359.49	570	81.0
16.001 - 16.500	$29,581,989	193	2.91	$153,275	9.258	359.55	550	78.7
16.501 - 17.000	$22,547,824	147	2.22	$153,387	9.806	359.52	538	74.9
17.001 - 17.500	$7,451,340	48	0.73	$155,236	10.277	359.63	524	70.3
17.501 - 18.000	$4,678,454	30	0.46	$155,948	10.781	359.39	519	68.9
18.001 - 18.500	$2,150,534	15	0.21	$143,369	11.321	359.29	524	63.2
18.501 - 19.000	$1,070,021	5	0.11	$214,004	11.920	359.77	517	68.9
19.001 - 19.500	$63,750	1	0.01	$63,750	12.490	360.00	540	70.8
14.377	$1,016,984,169	4,769	100.00	$213,249	7.378	359.58	616	80.4

Initial Periodic Rate Cap (Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Initial Periodic Rate Cap

(Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$330,500	2	0.03	$165,250	9.330	359.00	544	80.1
1.500	$3,697,844	14	0.36	$264,132	7.169	359.72	673	89.9
2.000	$81,064,061	331	7.97	$244,907	7.118	359.64	642	83.4
3.000	$931,891,765	4,422	91.63	$210,740	7.400	359.58	614	80.1
	$1,016,984,169	**4,769**	**100.00**	**$213,249**	**7.378**	**359.58**	**616**	**80.4**

Subsequent Periodic Rate Cap

(Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$330,500	2	0.03	$165,250	9.330	359.00	544	80.1
1.500	$84,975,719	346	8.36	$245,595	7.123	359.64	643	83.7
2.000	$931,677,950	4,421	91.61	$210,739	7.400	359.58	614	80.1
	$1,016,984,169	**4,769**	**100.00**	**$213,249**	**7.378**	**359.58**	**616**	**80.4**

Range of Lifetime Rate Floor

(Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,385,940	7	0.14	$197,991	4.910	359.42	732	71.0
5.001 - 6.000	$89,412,466	349	8.79	$256,196	5.847	359.57	671	77.1
6.001 - 7.000	$368,917,350	1,507	36.28	$244,802	6.613	359.59	644	79.9
7.001 - 8.000	$320,801,029	1,528	31.54	$209,948	7.586	359.62	607	82.8
8.001 - 9.000	$168,909,655	940	16.61	$179,691	8.527	359.52	575	80.8
9.001 - 10.000	$52,290,314	341	5.14	$153,344	9.496	359.53	544	77.0
> 10.000	$15,267,416	97	1.50	$157,396	10.692	359.53	522	68.7
	$1,016,984,169	**4,769**	**100.00**	**$213,249**	**7.378**	**359.58**	**616**	**80.4**

Next Interest Adjustment Date

(Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$274,946	1	0.03	$274,946	6.990	357.00	729	90.0
06/05	$395,557	2	0.04	$197,779	7.577	358.00	628	93.2
07/05	$5,367,659	19	0.53	$282,508	6.980	359.00	653	86.6
08/05	$7,783,967	30	0.77	$259,466	7.028	360.00	639	79.5
09/05	$4,183,144	16	0.41	$261,447	6.849	360.00	656	86.5
10/05	$718,095	3	0.07	$239,365	7.223	356.00	665	83.8
12/05	$2,995,926	11	0.29	$272,357	6.748	358.00	625	82.3
01/06	$13,125,256	54	1.29	$243,060	7.013	359.00	655	84.5
02/06	$26,570,811	111	2.61	$239,377	7.239	360.00	632	82.7







Aggregate

ARM and Fixed $1,198,563,316

Detailed Report

Next Interest Adjustment Date (Excludes 984 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
03/06	$19,390,514	84	1.91	$230,839	7.244	360.00	638	83.6
09/06	$414,916	3	0.04	$138,305	7.901	355.00	613	90.0
10/06	$4,432,975	22	0.44	$201,499	7.712	356.04	599	79.9
11/06	$13,970,852	78	1.37	$179,113	7.589	357.00	617	79.6
12/06	$52,806,316	264	5.19	$200,024	7.619	358.00	602	80.6
01/07	$210,022,742	1,009	20.65	$208,149	7.358	359.00	612	80.5
02/07	$377,896,262	1,793	37.16	$210,762	7.418	360.00	615	80.2
03/07	$226,665,602	1,055	22.29	$214,849	7.464	360.00	611	79.8
11/07	$272,441	2	0.03	$136,221	7.183	357.00	618	74.3
12/07	$2,191,929	10	0.22	$219,193	6.737	358.00	636	86.3
01/08	$7,258,117	28	0.71	$259,218	6.712	359.00	658	80.3
02/08	$12,596,423	50	1.24	$251,928	6.960	360.00	628	78.4
03/08	$7,833,200	35	0.77	$223,806	6.794	360.00	639	78.6
12/09	$548,690	4	0.05	$137,173	7.786	358.00	580	77.6
01/10	$5,995,686	27	0.59	$222,062	6.656	359.00	654	78.8
02/10	$10,503,391	45	1.03	$233,409	6.789	360.00	659	79.7
03/10	$2,768,750	13	0.27	$212,981	6.821	360.00	630	78.3
	$1,016,984,169	**4,769**	**100.00**	**$213,249**	**7.378**	**359.58**	**616**	**80.4**